[redacted]

08006348

December 24, 2008

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.W.
Washington, D.C. 20549

SUPPL

Re: SEC File No. 082-34716
Japan Retail Fund Investment Corporation (the "Company")
Rule 12g3-2(b) Exemption: Documents

Dear Sir/Madam:

1. This information is being furnished pursuant to Rule 12g3-2(b). Enclosed herewith and listed in Annex A are English translations, versions and summaries of documents and enclosed herewith and listed in Annex B are brief descriptions of Japanese documents for which no English version has been prepared.

2. The information enclosed herewith is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5), the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the documents enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

3. Should you have any questions in connection with this submission, please do not hesitate to contact Izumi Akai or Hiroshi Nogami of Sullivan & Cromwell LLP, Otemachi First Square East, 5-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-0004 (telephone: 81-3-3213-6140; facsimile: 81-3-3213-6470).

Very truly yours,

Japan Retail Fund Investment Corporation

By [signature]
Name: Yorishige Kondo
Title: Executive Director

(Enclosures)

cc: Izumi Akai, Esq.
Hiroshi Nogami, Esq.
(Sullivan & Cromwell LLP)

dlw 1/5

File No. 082-34716

RECEIVED
2008 DEC 30 A 10:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Annex A

English Translations, Versions and Summaries

A. JAPANESE LANGUAGE ORIGINAL DOCUMENTS

The Japanese language original documents listed below have been made public pursuant to the laws of Japan and the rules of the Tokyo Stock Exchange, the Company's country of domicile, incorporation and organization, or have been filed with the Tokyo Stock Exchange, the only stock exchange on which the Company's securities are traded, and have been made public by such exchange, or have been directly sent to the investors of the Company from August 1, 2008 to November 30, 2008. Excerpt English summary translations of the documents numbered 1 through 16 below are attached hereto.

1. Annual Report: Thirteenth Accounting Period ending in August, 2008 (From March 1, 2008 to August 31, 2008) (Japanese language original document)

2. Press Release titled "Notice of Money Borrowing and Refunding" dated August 27, 2008 (Japanese language original document)

3. Press Release titled "Notice of Money Refunding" dated September 2, 2008 (Japanese language original document)

4. Press Release titled "Notice of Issuance of Short-term Investment Corporation Bonds (CPs)" dated September 18, 2008 (Japanese language original document)

5. Press Release titled "Notice of Money Borrowing (Determination of Interest Rate)" dated September 26, 2008 (Japanese language original document)

6. Press Release titled "Notice of Money Borrowing and Prepayment of Borrowing" dated September 26, 2008 (Japanese language original document)

7. Press Release titled "Notice of Expansion of Parking Lot at AEONMALL Itami Terrace" dated September 26, 2008 (Japanese language original document)

8. Press Release titled "Notice of Commitment Line" dated September 30, 2008 (Japanese language original document)

9. Press Release titled "Notice of Agreement with The Daiei, Inc. at Higashi-Totsuka Aurora City and Revisions of Expected Dividends for the Period Ending in February 2009 (the 14th Period)" dated October 10, 2008 (Japanese language original document)

10. Press Release titled "Abbreviated Notice Regarding Settlement of Accounts for the Accounting Period Ending in August 2008 (From March 1, 2008 to August 31, 2008)" dated October 15, 2008 (Japanese language original document)

11. Press Release titled "Notice of Money Refunding" dated October 15, 2008 (Japanese language original document)

12. Press Release titled "Notice Regarding Amendments to Articles of Association and the Election of Directors" dated October 15, 2008 (Japanese language original document)

13. Press Release titled "Notice of Money Borrowing (Refunding)" dated October 29, 2008 (Japanese language original document)

14. Press Release titled "Notice of Settlement in the Lawsuit Regarding a Claim for Reduction of Rent with The Daiei, Inc. at Higashi-Totsuka Aurora City" dated October 31, 2008 (Japanese language original document)

15. Press Release titled "Notice of Change to the Scheduled Date for Acquisition of Property of Cheers Sapporo (Tentative name)" dated November 19, 2008 (Japanese language original document)

16. Press Release titled "Notice of Money Borrowing (Refunding)" dated November 26, 2008 (Japanese language original document)

Annex A

B. ENGLISH LANGUAGE ORIGINAL DOCUMENTS

Press Releases (attached hereto)

	Date	Title
1.	September 26, 2008	Notice Concerning Expansion of Parking Building at AEONMALL Itami Terrace
2.	September 26, 2008	Notice Concerning Debt Financing (Determination of Interest Rate)
3.	September 26, 2008	Notice Concerning Debt Financing and Prepayment of Borrowing
4.	September 30, 2008	Japan Retail Fund Investment Corporation to Reaches Agreement on Commitment Line
5.	October 10, 2008	Japan Retail Fund Investment Corporation to Conclude Agreement with Daiei at Higashi-Totsuka Aurora City and Resulting Revision to Distribution Forecast for Fiscal Period Ending February 2009
6.	October 15, 2008	Notice Concerning Debt Refinancing
7.	October 29, 2008	Notice Concerning Debt Refinancing
8.	October 31, 2008	Japan Retail Fund Investment Corporation Reaches Reconciliation with Daiei at Higashi-Totsuka Aurora City
9.	November 19, 2008	Japan Retail Fund Investment Corporation to Change the Acquisition Date and Property Name for Retail Property in Sapporo, Hokkaido
10.	November 26, 2008	Notice Concerning Debt Refinancing

File No. 082-34716

Annex B

Brief Descriptions of Japanese Language Original Documents for which no English Language Version has been Prepared

JAPANESE LANGUAGE ORIGINAL DOCUMENTS
The Japanese language original documents listed below have been made public pursuant to the laws of Japan and the rules of the Tokyo Stock Exchange, the Company's country of domicile, incorporation and organization, or have been filed with the Tokyo Stock Exchange, the only stock exchange on which the Company's securities are traded, and have been made public by such exchange, or have been directly sent to the investors of the Company from August 1, 2008 to November 30, 2008. Brief descriptions of the documents numbered 1 through 2 are included below.

1. Annual Securities Report dated November 26, 2008, for the fiscal period ended August 31, 2008 (Japanese language original document).

   This is the annual securities report filed with the Director of the Kanto Local Finance Bureau ("KLFB") and containing information pertaining to the outline of the Company, its businesses, operating results, financial conditions, and financial statements of the Company for the period ended August 31, 2008.

2. Amendatory Shelf Registration Statement dated November 26, 2008 (Japanese language original document).

   This Amendatory Shelf Registration Statement was filed in order to add reference information in the Shelf Registration Statement, which was filed with KLFB on January 11, 2007 for the issuance of Bonds of the Company for two years (from January 19, 2007 to January 18, 2009), stating information concerning the securities and other reference information, etc.

Annex A

English Translations, Versions and Summaries

A. JAPANESE LANGUAGE ORIGINAL DOCUMENTS (ATTACHMENTS)

[Translation]

Japan Retail Fund Investment Corporation
Annual Report
For the Thirteenth Accounting Period ending in August, 2008
(From March 1, 2008 to August 31, 2008)

Table of Contents

(Omitted)

Tokyo Building, 7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
http://www.jrf-reit.com

Greeting from the Executive Director

Yorishige Kondo
Executive Director
Japan Retail Fund Investment Corporation

(Omitted)

Report from the Asset Manager

Yuichi Hiromoto
President & CEO
Mitsubishi Corp. - UBS Realty Inc.
(Omitted)

Special Topic

Source of stability
- Strength of Japan retail fund (Omitted)

Source No.1
Stable financial ground underpinning the trust.
(Omitted)

Source No.2
Ample experience and know-how on the operations of the retail properties.
(Omitted)

Source No.3
"Area No.1 Store" achieving stable sales
(Omitted)

Introduction of Area No.1 Store

Higashi-Totsuka Aurora City

Acquisition Date	March 24, 2006
Location	537-1 Shinanocho, Totsuka-ku, Yokohama-shi, Kanagawa
Land size	29,787.61 m^2
Total floor space	150,684.26 m^2 in total
Major Tenant	SEIBU Department Store, Daiei

Show strength in the face of difficulty
Q&A About Japan Retail Fund (JRF)

Q1. With the massive volatility being experienced by financial markets and capital markets, along with the downturn in consumption following the jump in oil and grocery prices and the worsening retail market, will JRF's profits also deteriorate?

A1. A feature of the retail sector is that circumstances vary significantly depending on the store. Conditions in the retail market are generally poor, however, "livelihood defense" properties located in steady trade areas are firm, which are main properties held by JRF. Approximately 90% of rent achieved by JRF is fixed-rent, and if stores remain firm, JRF can expect a steady income since the rent is fixed irrespective of sales of the stores.

Q2. Big retailers announce plans on closing a considerable number of stores. Has JRF been approached or received notification of the closure of any store within property JRF holds?

A2. As of October 15, 2008, when JRF announced its financial results for the period ending August 31, 2008, no request had been received to close a store within property held by JRF. There were two cases where a request was made to decrease the rent, but we sent out a formal communication that we would not meet the request. All property has sufficient market power in their respective trade areas, and so we are considering continuing negotiations with tenants, together with investigations into improving business conditions.

Q3. The financial situation for J-REIT appears to be tightened with financial institutions becoming stricter with their financing terms. Are there any uncertainties about JRF's finances?

A3. JRF, a J-REIT with a good track record and experience and a high credit rating, is backed by sponsors of its asset management company (Mitsubishi Corp. and UBS) and is highly valued and trusted by financial institutions. Even under these strict financial developments, JRF is carrying out steady financing and refinancing by increasing number of lenders, broadening its commitment line and converting (a portion of) short-term loans to long-term loans.

Newly Acquired Property

Newly Acquired Property during the Accounting Period ending in August, 2008

The Investment Corporation has acquired two suburban retail properties (AEON Sapporo Hassamu Shopping Center, Ario Otori) and two urban retail properties (G-bldg. Jingumae01, G-bldg. Jingumae02) in the accounting period ending August, 2008.

AEON Sapporo Hassamu Shopping Center (Acquired on March 31, 2008)

Purchase price	18,440 million yen
Location	1-1 Hassamu Hachijyo 12-chome, Nishi-ku Sapporo-shi, Hokkaido
Land size	60,840.79 m^2 (7,797 m^2 of which is land sub-lease interest)
Total floor space	102,169.00 m^2
Number of stories	Four floors above ground and one basement floor
Construction completion	October 3, 2006 (stores), February 8, 2008 (lounge)
Major Tenant	JUSCO

Ario Otori (Acquired on May 1, 2008)

Purchase price	19,040 million yen
Location	199-12 Otori Minami-cho 3-Cho, Nishi-ku, Sakai-shi, Osaka
Land size	53,739.29 m^2
Total floor space	95,135.36 m^2
Number of stories	Five floors above ground and a basement floor
Construction completion	March 25, 2008
Major Tenant	Ito-Yokado

G-Bldg. Jingumae01(Acquired on May 1, 2008)

Purchase price	3,400 million yen
Location	21-5 Jingumae 4-chome, Shibuya-ku Tokyo
Land size	334.18 m^2
Total floor space	547.64 m^2
Number of stories	Two floors above ground and one basement floor
Construction completion	October 22, 2007
Major Tenant	BAPE STORE Harajyuku

G-Bldg. Jingumae02(Acquired on May 30, 2008)

Purchase price	2,233 million yen
Location	9-9 Jingumae 4-chome, Shibuya-ku Tokyo
Land size	250.00 m^2
Total floor space	432.38 m^2
Number of stories	Two floors above ground and one basement floor
Construction completion	April 25, 2008
Major Tenant	Anastasia

Increasing Portfolio Value

The multi-level parking lot being built as a separate building to AEONMALL Higashiura as part of the active project for internal growth under the Medium-term Business Policy was completed in May 2008. Investigations are currently underway into a second stage in the construction work to extensively increase the floor space, taking into account the possibility of intensified competition in the future.

Also, work was undertaken at AEONMALL Itami Terrace to increase the parking lot floor space following the alleviation of the floor area ratio in an attempt to ease congestion and enhance customer satisfaction. This was completed at the end of September 2008. Following this additional investment, lease agreements relating to the entire property were reviewed and the rate for variable rent linked to profits from the property was able to be boosted.

Financial Strategies

Financial Strategy Under Medium-term Business Policy

- We are aiming for stable procurement of funds by exploiting the characteristics of a stabilized portfolio and responding to sudden changes in the real estate and financial markets through flexible leverage (borrowings) control.
- We will conduct leverage control to exploit the characteristics of the portfolio, aiming for an interest-bearing debt ratio : 35-45% and a debt ratio (including security deposits and guarantee money) : 45-55% in the mid-term.

Example of specific measures:
Assurance of short-term liquidity (expand borrowing facility, diversify the use of funds)

Creation of commitment Line
40 billion yen (created on September 30, 2008)
Banks: The Bank of Tokyo Mitsubishi UFJ, Ltd., Mitsubishi UFJ Trust and Banking Corporation and The Sumitomo Trust & Banking Co., Ltd.

Shift to long-term borrowings (diversification of lenders)
7.4 billion yen borrowing from Aozora Bank, Ltd. (five-year borrowing from August 29, 2008)
11 billion yen total borrowings from banks such as Mizuho Corporate Bank, Ltd. (two to five year borrowings from August 29, 2008)

State of finance during the accounting period ending in August, 2008.

Breakdown of Interest-bearing Debt (As of August 31, 2008)

(million yen)

	Balance	Unused
Short-term borrowing	¥108,100 million	¥46,900 million
Commitment line	-	¥25,000 million
CP	¥25,000 million	¥25,000 million
Long-term borrowing	¥12,400 million	-
Investment corporation bonds	¥100,000 million	¥200,000 million

Tenant guarantee deposits and security deposits (As of August 31, 2008)

(million yen)

Tenant guarantee deposits	¥41,343 million
Security deposits	¥41,095 million

Distribution of maturities of long-term Debt

(million yen)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018
Long-term borrowing	-	5,000	4,000	4,000	-	10,400	-	-	-	-	-
Investment corporation bonds	-	-	20,000	20,000	20,000	-	-	15,000	10,000	15,000	-
Tenant guarantee deposits	7,739	4,442	4,665	4,826	4,762	3,161	2,945	2,632	2,055	1,792	1,464

State of Investment Corporation Bonds

	First Series	Second Series	Third Series	Fourth Series	Fifth Series	Sixth Series
Outstanding balance as of the end of August, 2008	20 billion yen	15 billion yen	10 billion yen	20 billion yen	20 billion yen	15 billion yen
Interest rate	0.74%	1.73%	2.02%	1.60%	1.60%	2.17%
Guarantee	Unsecured and Unguaranteed	Unsecured and Unguaranteed	Unsecured and Unguaranteed	Unsecured and Unguaranteed	Unsecured and Unguaranteed	Unsecured and Unguaranteed
Duration	5 years	10 years	10 years	5 years	5 years	10 years
Terms decision date	January 27, 2005	January 27, 2005	February 9, 2006	December 13, 2006	May 16, 2007	May 16, 2007
Date of maturity	February 9, 2010	February 9, 2015	February 22, 2016	December 22, 2011	May 23, 2012	May 23, 2017
Acquired ratings	A1(Moody's) A+(S&P) AA(R&I)	A1(Moody's) A+(S&P) AA(R&I)	A1(Moody's) A+(S&P) AA(R&I)	A1(Moody's) A+(S&P) AA(R&I)	A1(Moody's) A+(S&P) AA(R&I)	A1(Moody's) A+(S&P) AA(R&I)

State of Portfolio (Summary)
(Omitted)

State of Portfolio (Map)
(Omitted)

State of Portfolio (Outline)
(Omitted)

Property Number	Trust Property (Name of Property)	Investment Styles	Location	Acquisition Date	Acquisition Price (million yen)	Number of Tenants	Total Leasable Area (m²)
Urban Multi-tenant property							
UM-1	Hakata Reverain/ eeny meeny miny mo	growth-type	Fukuoka-shi, Fukuoka	March, 2003 and June, 2005	6,309	66	25,920.11
UM-2	8953 Minami-Aoyama Building	income-type	Minato-ku, Tokyo	March, 2003	5,350	2	1,540.98
UM-3	8953 Harajuku Face Building	income-type	Shibuya-ku, Tokyo	January, 2004	2,770	4	1,479.10
UM-5	8953 Kita-Aoyama Building	income-type	Minato-ku, Tokyo	February, 2005	989	2	492.69
UM-6	8953 Jiyugaoka Building	income-type	Meguro-ku, Tokyo	March, 2005	2,700	11	1,814.15
UM-7	Cheers Ginza	income-type	Chuo-ku, Tokyo	August, 2005	4,200	8	1,686.58
UM-8	Gyre	growth-type	Shibuya-ku, Tokyo	October, 2007	22,712	17	4,934.28
UM-9	8953 Jingumae 6 Building	income-type	Shibuya-ku, Tokyo	December, 2007	2,360	4	670.43
UM-10	G-Bldg. Jingumae02	income-type	Shibuya-ku, Tokyo	May, 2008	2,233	1	426.29
UM-11	8953 Daikanyama Building	income-type	Shibuya-ku, Tokyo	December, 2003	1,235	1	599.79
Total					50,859	116	39,564.40

Suburban Multi-tenant property							
SM-1	Nara Family	growth-type	Nara-shi, Nara	March, 2003 October 2007 and February 2008	31,375	135	85,075.32
SM-2	Abiko Shopping Plaza	growth-type	Abiko-shi, Chiba	March, 2003	10,200	54	42,642.36
SM-4	Kyoto Family	growth-type	Kyoto-shi, Kyoto	December, 2005	5,340	60	25,606.48
SM-5	Higashi-Totsuka Aurora City	growth-type	Yokohama-shi, Kanagawa	March, 2006	50,500	4	151,429.78
SM-6	ESPA Kawasaki	income-type	Kawasaki-shi, Kanagawa	March and December, 2002 and March, 2007	15,691	5	65,313.47
Total					113,106	258	370,067.41

Urban Single-tenant property							
US-1	8953 Osaka Shinsaibashi Building	income-type	Osaka-shi, Osaka	March, 2002	14,300	1	13,666.96
US-3	Esquisse Omotesando Annex	income-type	Shibuya-ku, Tokyo	April, 2004	860	2	540.78
US-4	Bic Camera Tachikawa	income-type	Tachikawa-shi, Tokyo	September, 2004	11,920	2	20,983.43
US-6	Kawaramachi OPA	income-type	Kyoto-shi, Kyoto	September, 2006	18,500	1	18,848.20
US-7	8953 Saitama Urawa Building	income-type	Saitama-shi, Saitama	December, 2007	27,330	1	64,236.71

US-8	G-Bldg. Jingumae01	income-type	Shibuya-ku, Tokyo	May, 2008	3,400	2	555.75
Total					76,310	9	118,831.83

Note 1 As of August 31, 2008.

Note 2 "Property Number" is the number that the Investment Corporation uses to categorize the property held by the Investment Corporation into four categories, UM-type (Urban Multi-tenant property), SM-type (Suburban Multi-tenant property), US-type (Urban Single-tenant property), and the SS-type (Suburban Single-tenant property), numbering each category in the order of the acquisition date.

"Income-type" property: Properties that are expected to produce steady cash-flows in medium and long-terms. For example, retail facilities that have stable secured rent income in medium and long-term based on long-term lease agreements with core tenants considered trustworthy and excellent.

"Growth-type" property: Properties that proactively aim to grow cash flows and property value through turnover of tenants and increasing the operation rates. Growth-type properties aims to achieve the above goal by setting the lease agreements shorter compared to income-type properties and introducing a rent income based on sales commission.

Property Number	Trust Property (Name of Property)	Investment Styles	Location	Acquisition Date	Acquisition Price (million yen)	Number of Tenants	Total Leasable Area (m²)
Suburban Single-tenant property							
SS-1	Sendai Nakayama Shopping Center	income-type	Sendai-shi, Miyagi	March, 2002	10,200	2	46,248.96
SS-3	JUSCO Chigasaki Shopping Center	income-type	Chigasaki-shi, Kanagawa	March, 2002	8,300	1	63,652.33
SS-4	Ito-Yokado Narumi	income-type	Nagoya-shi, Aichi	March, 2003	8,540	1	50,437.91
SS-5	Ito-Yokado Yabashira	income-type	Matsudo-shi, Chiba	June, 2003	1,616	1	21,581.65
SS-6	Ito-Yokado Kamifukuokahigashi	income-type	Fujimino-shi, Saitama	September, 2003	6,900	1	28,316.18
SS-7	Ito-Yokado Nishikicho	income-type	Warabi-shi, Saitama	November, 2003	13,212	1	73,438.52
SS-8	AEONMALL Higashiura	income-type	Chita-gun, Aichi	January, 2004, February and May 2008	9,142	1	129,124.73
SS-9	AEON Kashiihama Shopping Center	income-type	Fukuoka-shi, Fukuoka	January, 2004	13,300	1	109,616.72
SS-10	AEON Sapporo Naebo Shopping Center	income-type	Sapporo-shi, Hokkaido	March, 2004	9,260	1	74,625.52
SS-11	Ito-Yokado Tsunashima	income-type	Yokohama-shi, Kanagawa	June, 2004	5,000	1	16,549.50
SS-12	Itabashi SATY	income-type	Itabashi-ku, Tokyo	December, 2004	12,400	1	72,253.88
SS-13	AEONMALL Yamato	income-type	Yamato-shi, Kanagawa	February, 2005	16,823	1	85,226.68
SS-14	SEIYU Hibarigaoka	income-type	Nishi-Tokyo-shi, Tokyo	March, 2005	6,100	1	19,070.88

SS-15	Tobata SATY	income-type	Kita-Kyushu-shi, Fukuoka	March, 2005	6,290	1	93,258.23
SS-16	JUSCO City Takatsuki	income-type	Takatsuki-shi, Osaka	March, 2005	11,700	1	77,267.23
SS-17	JUSCO City Yagoto	income-type	Nagoya-shi, Aichi	June, 2005	3,700	2	63,778.44
SS-18	JUSCO Naha	income-type	Naha-shi, Okinawa	June, 2005	10,700	1	79,090.48
SS-19	JUSCO City Nishi-Otsu	income-type	Otsu-shi, Shiga	December, 2005	13,100	1	62,717.26
SS-20	Omiya SATY	income-type	Saitama-shi, Saitama	June, 2006	6,133	1	75,344.90
SS-21	Loc City Ogaki	income-type	Ogaki-shi, Gifu	July, 2006	4,950	1	57,500.35
SS-22	AEON Ueda Shopping center	income-type	Ueda-shi, Nagano	November, 2006	9,500	1	61,349.07
SS-23	AEONMALL Tsurumi Leafa	income-type	Osaka-shi, Osaka	November, 2006	29,900	1	138,538.63
SS-24	AEONMALL Itami Terrace	income-type	Itami-shi, Hyogo	December, 2006	20,300	1	150,589.06
SS-25	Ito-Yokado Yotsukaido	income-type	Yotsukaido-shi, Chiba	August, 2007	13,600	1	59,207.19
SS-26	Oyama Yuen Harvest Walk	growth-type	Oyama-shi, Tochigi	August, 2007	10,200	1	58,767.20
SS-27	AEON Yachiyo-Midorigaoka Shopping Center	income-type	Yachiyo-shi, Chiba	September, 2007	30,789	1	132,294.48
SS-28	AEON Sapporo Hassamu Shopping Center	income-type	Sapporo-shi, Hokkaido	March, 2008	18,440	1	102,169.00
SS-29	Ario Otori	income-type	Sakai-shi, Osaka	May, 2008	19,040	1	95,135.36
Total					329,135	30	2,097,150.34

Total	569,414	413	2,625,613.98

Outline of the Asset Manager

Japan Retail Fund Investment Corporation entrusts its asset management business to Mitsubishi Corp.-UBS Realty Inc., which is its asset manager, by entering into an asset management entrustment agreement.

Mitsubishi Corp.-UBS Realty Inc., shareholders of which are two companies; Mitsubishi Corporation and UBS AG., operates the assets of the Investment Corporation and offers investment opportunities by fully utilizing the network of Mitsubishi Corporation with huge number of clients among various industries, its know-how related to real estate market in Japan, its performances and experience of management of various funds, as well as performances and experience of UBS group related to management of real estate in U.S., Great Britain and Australia, its cutting-edge financial know-how, and its management know-how and performances related to securities investment trust in Japan. Mitsubishi Corp.-UBS Realty Inc. is also entrusted the asset management from Industrial & Infrastructure Fund Investment Corporation which is in Japan the first REIT specializing in investment in industrial properties, and has introduced two departments committing to each of the investment corporations and ensured the decision-making be conducted independently and information control in order to prevent obstacles or conflict of interest issue in management of Japan Retail fund Investment Corporation.

Governing Structure of the Asset Manager
(Omitted)

ASSET MANAGEMENT REPORT

General Condition of Asset Management

1. Operating and Financial Results

Period		Ninth Accounting Period	Tenth Accounting Period	Eleventh Accounting Period	Twelfth Accounting Period	Thirteenth Accounting Period
		From March 1, 2006 to August 31, 2006	From September 1, 2006 to February 28, 2007	From March 1, 2007 to August 31, 2007	From September 1, 2007 to February 29, 2008	From March 1, 2008 to August 31, 2008
Operating revenues	million ¥	14,998	16,712	18,490	18,708	20,254
(Rental revenues)	million ¥	(14,998)	(16,583)	(17,629)	(18,708)	(20,254)
Operating expenses	million ¥	8,995	9,773	11,082	11,199	12,475
(Rental expenses)	million ¥	(7,519)	(8,093)	(9,232)	(9,272)	(10,343)
Operating income	million ¥	6,003	6,938	7,408	7,508	7,778
Ordinary income	million ¥	5,120	6,093	6,409	6,145	6,095
Net income (a)	million ¥	5,114	6,079	6,396	6,131	6,080
Net asset value (b)	million ¥	186,672	256,844	257,160	256,896	256,845
(comparison with the previous period)	%	(+0.2)	(+37.6)	(+0.1)	(△0.1)	(△0.0)
Total assets (c)	million ¥	394,376	480,415	488,747	546,831	589,630
(comparison with the previous period)	%	(+16.0)	(+21.8)	(+1.7)	(+11.9)	(+7.8)
Total Unitholders' capital	million ¥	181,557	250,764	250,764	250,764	250,764
(comparison with the previous period)	%	(0.0)	(+38.1)	(0.0)	(0.0)	(0.0)
Number of investment units issued and outstanding (d)	unit	302,502	386,502	386,502	386,502	386,502
Net asset value per unit (b)/(d)	¥	617,095	664,535	665,354	664,670	664,538
Total distribution (e)	million ¥	5,115	6,079	6,396	6,131	6,080
Distribution per unit (e)/(d)	¥	16,909	15,730	16,549	15,865	15,733
(Profit-sharing per unit)	¥	(16,909)	(15,730)	(16,549)	(15,865)	(15,733)
(Excess profit-sharing per unit)	¥	(-)	(-)	(-)	(-)	(-)

Ratio of ordinary income to total assets (Note 2)	%	1.4 (2.8)	1.4 (2.8)	1.3 (2.6)	1.2(2.4)	1.1(2.1)
Profit ratio to net worth (Note 2)	%	2.7 (5.4)	2.7 (5.5)	2.5 (4.9)	2.4(4.8)	2.4(4.7)
Net worth ratio (b)/(c)	%	47.3	53.5	52.6	47.0	43.6
(increasing and decreasing compared with the previous period)		(Δ7.5)	(+6.2)	(Δ0.9)	(Δ5.6)	(Δ3.4)
Pay-out ratio (e)/(a)	%	100.0	100.0	100.0	100.0	100.0
(Other information for reference)						
Rental Net Operating Income (NOI) (Note 2)	million ¥	10,373	11,900	12,056	13,596	14,668
Net Profit Margin (Note 2)	%	34.1	36.4	34.6	32.8	30.0
Debt Service Coverage ratio (Note 2)	multiple	14.6	16.0	11.8	8.9	7.8
Funds from Operation (FFO) per unit (Note 2)	¥	26,477	24,555	23,790	26,628	28,043
Funds from Operation (FFO) multiples (Note 2)	multiple	16.1	22.2	20.1	12.0	8.2
Possible distribution per unit after adjustment of non-current tax etc. (Note 3)	¥	16,292	14,940	16,493	15,614	15,495
FFO per unit after adjustment of non-current tax etc. (Note 3)	¥	25,861	23,766	23,734	26,377	27,806

Note 1: Consumption tax, etc. are not included in operating revenues, etc.

Note 2: Figures were calculated pursuant to the following formulas. Figures in parentheses were annualized; 184 days for the ninth accounting period, 181 days for the tenth accounting period, 184 days for the eleventh accounting period, 182 days for the twelfth accounting period, and 184 days for the thirteenth accounting period.

Ratio of ordinary income to total assets	Ordinary income/Average total assets Average total assets=(Beginning total assets + Term-end total assets)÷2
Profit ratio of net worth	Net income/Average net asset value Average net asset value =(Beginning net asset value + Term-end net asset value)÷2
Rental NOI	Rental Net Operating Income (Rental revenues − Rental expenses)+ Depreciation expenses
Net profit margin	Net income/Operating revenues
Debt Service Coverage Ratio	Net income before interest amortization/Interest expense
FFO per unit	(Net income + Loss from sales of real properties − Gains from sales of real properties + Depreciation expenses + Other real estate related depreciation)/Number of investment units issued and outstanding
FFO multiples	Price of investment unit as of the end of accounting period/annualized FFO per unit

Note 3: The substantial amount of non-current tax etc. on acquisition time of the estates etc. is not included in the acquisition cost and it shows the "possible distribution per unit"(approximate calculation) and the "FFO per unit"(approximate calculation) assumed in the case the amount corresponding to the relevant calculation period is allocated on expenses. In addition, the relevant numbers are not subject to auditing.

2. Asset Operations for the Period

(1) Main Trends of the Investment Corporation

The Investment Corporation was incorporated on September 14, 2001, in accordance with the Law Concerning Investment Trusts and Investment Corporations (the "Investment Trust Law"). The next year, on March 12, 2002, it was the first investment corporation in Japan, specializing in operating the real estate of retail facilities, to be listed on the Tokyo Stock Exchange (code: 8953). Since then it has continued to acquire properties and developed.

Immediately after being listed, the Investment Corporation acquired 4 retail facilities. Later, the Investment Corporation acquired 6 retail facilities in it's 3rd period, 6 retail facilities in it's 4th period, 4 retail facilities in it's 5th period, achieving the target of total asset value 200 billion yen within three years from the listing on the end of the 5th period (August 31, 2004), more than half a year ahead of schedule. Further the Investment Corporation acquired 4 retail facilities in it's 6th period, 8 retail facilities in it's 7th period, 2 retail facilities in it's 8th period, 3 retail facilities in it's 9th period, and 4 retail facilities in its 10th period, achieving the target of total asset value 400 billion yen within five years from the listing ahead of schedule. The Investment Corporation acquired 2 retail facilities and sold one retail facility in its 11th period, 4 retail facilities each in its 12th and its 13th period and as of end of 13th period (August 31, 2008), the Investment Corporation has operated a total of 49 retail facilities (total asset value 589.6 billion yen)

(2) Operations

The Investment Corporation invests in a diverse range of retail facilities located throughout the country, such as "urban retail stores" in good locations, and "suburban shopping centers" and "roadside stores" that executed long-term lease agreements with high-quality tenants. The corporation's basic strategy is to create the most appropriate portfolio from out of investment assets that can be categorized into investment styles: "income-type properties," which are expected to produce stable, mid-to-long-term cash flows; and "growth-type properties," which the Investment Corporation actively aims to grow the cash flows and property value through the increase of rent income by changes of tenants or increase of turnover of tenants by value-up of

the facilities.

The Investment Corporation is mindful of diversifying and maintaining a balance in regions, property types, lease periods, and tenants. It seeks internal growth through securing stable income and increasing the value of existing properties as well as improvement of the quality of existing portfolio through changes of the properties.

The income-type assets held by the Investment Corporation are supported by long-term lease agreements with prime tenants, in particular AEON Retail, Ito Yokado, AEONMALL and Bic Camera. Additionally, rent income remains ever stable due to property occupancy rates being maintained at almost 100%. The portfolio strategy is to maintain two investment segments: property in good locations with foreseeable growth, such as central business districts in the heart of the city, and large-scale property that has been competitive in suburban areas and large cities. In keeping with this strategy, the Investment Corporation acquired in this fiscal period single-business retail facilities in suburban areas (AEON Sapporo Hassamu Shopping Centre and Ario Otori), single-business retail facilities in urban areas (G-Bldg. Jingumae01), and multiple-business retail facilities in urban areas (G-Bldg. Jingumae02) as income-type properties.

The Investment Corporation continues to aim for growth-type properties it has held up to and including previous fiscal period, such as Hakata Riverain/eeny meeny miny mo, Nara Family, Abiko Shopping Plaza, Kyoto Family, Higashi-Totsuka Aurora City, Oyama Yuen Harvest Walk and GYRE, to achieve their maximum potential value as retail facilities by replacing tenants and following up with building repairs and sales promotions.

(3) Summary of financing
(Omitted)

(4) Summary of performance and allotment
(Omitted)

3. State concerning Capital Increase etc.

There was no capital increase during this term. Outline of capital increase, etc. during the previous term is as listed below:

Date	Outline	Number of Investment Units Issued and Outstanding (units)		Unitholders' Capital (¥ in millions)		Notes
		Increase or Decrease	Balance	Increase or Decrease	Balance	
September 14, 2001	Private Placement Incorporation	400	400	200	200	Note 1
March 12, 2002	Public Offering for Capital Increase	52,000	52,400	23,462	23,662	Note 2
March 4, 2003	Public Offering for Capital Increase	95,000	147,400	47,697	71,360	Note 3
March 26, 2003	Allocation of Investment Units to a Third Party	5,102	152,502	2,561	73,921	Note 4
March 2, 2004	Public Offering for Capital Increase	67,000	219,502	42,267	116,188	Note 5
March 8, 2005	Public Offering for Capital Increase	56,000	275,502	43,175	159,364	Note 6
March 29, 2005	Allocation of Investment Units to a Third Party	4,000	279,502	3,083	162,448	Note 7
September 14, 2005	Public Offering for Capital Increase	23,000	302,502	19,109	181,557	Note 8
September 21, 2006	Public Offering for Capital Increase	78,000	380,502	64,263	245,821	Note 9
September 27, 2006	Allocation of Investment Units to a Third Party	6,000	386,502	4,943	250,764	Note 10

Note 1 The Investment Corporation was incorporated through private placement at the issue price of 500,000 yen per unit.

Note 2 New investment units were issued at the issue price of 470,000 yen per unit (subscription price of 451,200 yen) in order to raise funds for acquiring new properties and to refund short-term debts.

Note 3 New investment units were issued at the issue price of 521,228 yen per unit (subscription price of 502,080 yen) in order to raise funds for acquiring new properties and to refund short-term debts.

Note 4 New investment units were issued at the subscription price of 502,080 yen per unit from the allocation of investment units to a third party in order to raise funds for acquiring new properties and to refund short-term debts.

Note 5 New investment units were issued at the issue price of 654,910 yen per unit (subscription price of 630,852 yen) in order to raise funds for acquiring new properties and to refund short-term debts.

Note 6 New investment units were issued at the issue price of 798,700 yen per unit (subscription price of 770,990 yen) in order to raise funds for acquiring new properties and to refund short-term debts.

Note 7 New investment units were issued at the subscription price of 770,990 yen per unit from the allocation of investment units to a third party in order to raise funds for acquiring new real property and to refund short-term debts.

Note 8 New investment units were issued at the issue price of 861,300 yen per unit (subscription price of 830,850 yen) in order to refund short-term debts.

Note 9 New investment units were issued at the issue price of 852,600 yen per unit (subscription price of 823,890 yen) in order to raise funds for acquiring new real property and to refund short-term debts.

Note 10 New investment units were issued at the subscription price of 823,890 yen per unit from the allocation of investment units to a third party in order to raise funds for acquiring new real property and to refund short-term debts.

[Fluctuation of Market Price of the Investment Securities]

The highest and the lowest price and closing price on the last day of the terms of the investment securities on the Tokyo Stock Exchange REIT Market on which the investment securities are listed shall be as follows.

Term	Ninth Accounting Period	Tenth Accounting Period	Eleventh Accounting Period	Twelfth Accounting Period	Thirteenth Accounting Period
Settlement Date	August 2006	February 2007	August 2007	February 2008	August 2008
Highest	¥965,000	¥1,190,000	¥1,320,000	¥1,020,000	¥696,000
Lowest	¥814,000	¥831,000	¥815,000	¥600,000	¥401,000
Term-end closing price	¥847,000	¥1,100,000	¥950,000	¥640,000	¥455,000

4. Record of Distributions, etc.

The Investment Corporation decided to distribute total amount of retained earnings at end of period (excluding fractions less than one yen with regard to distribution per investment unit) so that the maximum amount of profit-sharing will be deducted as expenses pursuant to the special treatment of taxation (Article 67-15 of the Special Taxation Measures Law). As a result, distribution per investment unit amounted to ¥15,733.

Period	Ninth Accounting Period (from March 1, 2006 to August 31, 2006)	Tenth Accounting Period (from September 1, 2006 to February 28, 2007)	Eleventh Accounting Period (from March 1, 2007 to August 31, 2007)	Twelfth Accounting Period (from September 1,2007 to February 29, 2008	Thirteenth Accounting Period (from March 1, 2008 to August 31, 2008)
Net income	5,114,968 thousand yen	6,079,654 thousand yen	6,396,342 thousand yen	6,131,888 thousand yen	6,080,780 thousand yen
Accumulated earnings	51 thousand yen	29 thousand yen	150 thousand yen	184 thousand yen	129 thousand yen
Total cash distribution (Distribution per unit)	5,115,006 thousand yen (16,909 yen)	6,079,676 thousand yen (15,730 yen)	6,396,221 thousand yen (16,549 yen)	6,131,854 thousand yen (15,865 yen)	6,080,835 thousand yen (15,733 yen)

Total profit distribution (Profit distribution per unit)	5,115,006 thousand yen (16,909 yen)	6,079,676 thousand yen (15,730 yen)	6,396,221 thousand yen (16,549 yen)	6,131,854 thousand yen (15,865 yen)	6,080,835 thousand yen (15,733 yen)
Total investment refund (Investment refund per unit)	- thousand yen (- yen)	- thousand yen (- yen)	- thousand yen (- yen)	- thousand yen (- yen)	- thousand yen (- yen)

5. Future Investment Policy and Issues to be Resolved
(Omitted)

6. Material Subsequent Facts After the Closing Date

Lawsuit regarding claim for reduction of rent at Higashi-Totsuka Aurora City

The former owner of Higashi-Totsuka Aurora City had been subject to a lawsuit requesting rent reduction filed by The Daiei, Inc., a tenant at Higashi-Totsuka Aurora City, seeking approval for the monthly rent from November 1, 2003 to be reduced to 68,478,388 yen. The trustee to Higashi-Totsuka Aurora City (and the Investment Corporation) succeeded that lawsuit from the former owner. The Tokyo District Court ruled on May 23, 2007 that the monthly rent from that date be 73,312,388 yen, and partially permitted the request of the rent reduction. However, the Investment Corporation filed a petition of appeal with the Tokyo High Court on June 5, 2007. The Investment Corporation also filed a claim against The Daiei, Inc. on August 8, 2006 to increase the rent, against which The Daiei, Inc. filed a counterclaim on February 19, 2007.

If the entire decrease in rent that The Daiei, Inc. demanded been granted, the Investment Corporation would be obligated to pay The Daiei, Inc. a total of 758 million yen (if the decrease were awarded for until the end of August 2008), plus interest thereof.

On October 10, 2008, the Investment Corporation executed an agreement with The Daiei, Inc. regarding the settlement. Following is a summary of the agreement:

(1) After the parties execute the agreements set out in (2) below regarding the parking lot, they will make an in-court settlement detailed in (3) and (4) below with respect to the claim for a reduction in rent;
(2) The related parties will execute the new agreement providing that all parking lots within the property which had been separately maintained by the trustee and the respective tenant of the property will be centrally maintained, managed and operated by The Investment Corporation;
(3) The parties acknowledge that the monthly rent from November 1, 2003 to the settlement date will remain at its current rate of 80,667,793 yen, and that neither party will terminate the lease agreement or request an increase or decrease in rent for 5 years after the settlement date. The trustee of the property (and the Investment Corporation) will pay 205 million yen to Daiei as a settlement fee; and
(4) On the settlement date, the trustee of the property (and the Investment Corporation) will withdraw the lawsuit filed regarding a claim for increase in rent and The Daiei, Inc. will withdraw the counterclaim regarding confirmation of rent reduction, both of which are separately pending.

OUTLINE OF THE INVESTMENT CORPORATION

1. State of Contribution

	Ninth Accounting Period (as of August 31, 2006)	Tenth Accounting Period (as of February 28, 2007	Eleventh Accounting Period (as of August 31, 2007	Twelfth Accounting Period (as of February 29, 2008	Thirteenth Accounting Period (as of August 31, 2008)
Total Number of Investment Units to be Issued	2,000,000 Units	2,000,000 Units	2,000,000 Units	2,000,000 Units	2,000,000 Units
Total Number of Investment Units Issued and Outstanding	302,502 Units	386,502 Units	386,502 Units	386,502 Units	386,502 Units
Number of Unitholders	10,610 persons	11,582 persons	10,438 persons	10,447 persons	10,621 persons

2. Major Unitholders

Major unitholders as ofFebruary 29, 2008 are as follows:

Name	Address	Number of units owned by unitholders	Ratio of number of units owned by unitholders to number of units issued and outstanding (Note)
		Unit	%
NikkoCiti Trust and Banking Corporation Trust Account	3-14, Higashi-Shinagawa 2-chome, Shinagawa-ku, Tokyo City-Group Center	30,447	7.87
Japan Trustee Services Bank, Ltd. Trust Account	8-11, Harumi 1-chome, Chuo-ku, Tokyo	25,546	6.60
Trust & Custody Services Bank, Ltd. Securities Investment Trust Account	Harumi Island Triton Square Office Tower Z, 8-12, Harumi 1-chome, Chuo-ku, Tokyo	19,074	4.93
The Master Trust Bank of Japan, Ltd. Trust Account	11-3, Hamamatsu-cho 2-chome, Minato-ku, Tokyo	13,976	3.61
Mitsubishi Corporation	3-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo	13,975	3.61
The Government of Singapore Investment Corporation Pte Ltd.	168 ROBINSON ROAD #37-01 CAPITAL TOWER SINGAPORE 068912	13,510	3.49
The Nomura Trust and Banking Co., Ltd. Trust Account	2-2, Otemachi 2-chome, Chiyoda-ku, Tokyo	12,452	3.22
Nomura Securities Co., Ltd.	9-1 Nihombashi 1-chome, Chuo-ku, Tokyo	10,630	2.75
The Bank of New York Treaty JASDEC Account	AVENUE DES ARTS, 35 KUNSTLAAN, 1040 BRUSSELS, BELGIUM	10,532	2.72
UBS AG London Asia Equities	1 FINSBURY AVENUE, LONDON EC2M 2PP, U.K	8,696	2.24
Total		158,838	41.09

Note: "Ratio of number of units owned by unitholders to number of units issued and outstanding" is indicated rounded down to the first decimal place.

3. Matters of Directors, etc. as of End of Period

(1) Names of Directors, etc. as of End of This Period

(Unit: Thousands of Yen)

Post	Name	Major Concurrent Post, Etc.	Total amount of fee paid to each officer during this business period
Executive Director	Yorishige Kondo	Professor of Tokyo University of Technology	2,580 (Note 2)
Supervisory Directors	Shuichi Namba	Attorney-at-law of Momo-o, Matsuo & Namba	1,680 (Note 2)
	Masayoshi Sato	Certified Public Accountant of Tokyo Kyodo Accounting Office	1,680 (Note 2)
Accounting Auditor	Aarata Audit Corporation	-	14,500 (Note 2)

Note 1: Neither the Executive Director nor the Supervisory Directors hold investment units of the Investment Corporation in its own name or that of others. Supervisory Directors may hold office in other companies other than those listed above; however, there is no conflict of interests between those companies (including those listed above) and the Investment Corporation.

Note 2: The amount actually paid for this period is described for Executive Director and Supervisory Directors, and the amount to be paid (estimated amount) as fee for auditing during this period is described for the Accounting Auditor.

(2) Resigning or Acceding Officers, etc.
NA

(3) Policies on decisions of dismissal or no reappointment of the Accounting Auditor
To be decided at the meeting of board of directors taking various factors into consideration.

4. Names of Asset Manager, Custodian and General Administrator as of End of Period

Classification of Business	Name
Asset Manager	Mitsubishi Corp.-UBS Realty Inc.
Custodian	The Mitsubishi UFJ Trust & Banking Corp.
General Administrator (Transfer of register, etc.)	The Mitsubishi UFJ Trust & Banking Corp.
General Administrator (business concerning investment corporation bonds and short-term investment corporation bonds)	The Bank of Tokyo-Mitsubishi UFJ, Ltd.
General Administrator (business concerning tax service)	Zeirishi-Hojin PricewaterhouseCoopers

State of Investment Assets of the Investment Corporation1. Composition of the Investment Corporation's Assets

Classification of Assets	Region	Twelfth Accounting Period (as of February 29, 2008)		Thirteenth Accounting Period (as of August 31, 2008)	
		Total Amount of Holdings	Percentage of Total Assets	Total Amount of Holdings	Percentage of Total Assets
		(¥ in millions) (Note 1)	(%)	(¥ in millions) (Note 1)	(%)
Real Property	Tokyo metropolitan area	2,403	0.4	5,838	1.0
Trust Beneficial Interest for Real Property	Tokyo metropolitan area	279,104 (Note 2)	51.0 (Note 2)	277,648	47.1
	Osaka and Nagoya metropolitan area	169,829	31.1	188,629	32.0
	Other metropolitan areas	74,768	13.7	92,588	15.7
	Sub-total	523,702	45.8	558,865	94.8
Deposit and other assets		20,724	3.8	24,926	4.2
Total Assets		546,831	100.0	589,630	100.0

Note 1: Total amount of holdings are based on the balance sheet value (with regard to property and trust property, the depreciated book value) as of the end of period.

Note 2: A part of property of G-Bldg. Jingumae02 (former Jingu-mae 4 chome East Project) is included.

2. Major Assets

Outline of major assets held by the Investment Corporation as of August 31 , 2008 are as follows (top 10 in the book value):

Name of Property	Book Value	Leasable Area (Note 1)	Leased Area (Note 2)	Occupancy Ratio (Note 3)	Rental Income as Percentage of Total Revenue (Note 3)	Major Use
	(¥ in millions)	㎡	㎡	%	%	
Higashi-Totsuka Aurora City (trust beneficial interest)	51,128	151,429.78	151,429.78	100.0	6.8	Retail facilities
Nara Family (trust beneficial interest)	31,700	85,075.32	84,932.72	99.9	11.0	Retail facilities
AEON Yachiyo Midorigaoka Shopping Center (trust beneficial interest)	30,783	132,294.48	132,294.48	100.0	3.4	Retail facilities
AEONMALL Tsurumi Leafa (trust beneficial interest)	29,730	138,538.63	138,538.63	100.0	4.4	Retail facilities
8953 Saitama Urawa Building (trust beneficial interest) (Note 6)	27,337	64,236.71	64,236.71	100.0	-	Retail facilities
GYRE (trust beneficial interest) (Note 5)	22,921	4,934.28	4,934.28	100.0	3.1	Retail facilities
AEONMALL Itami	20,047	150,589.06	150,589.06	100.0	2.8	Retail

Terrace (trust beneficial interest)						facilities
Ario Otori (trust beneficial interest)	19,685	95,135.36	95,135.36	100.0	1.5	Retail facilities
Kawaramachi OPA (trust beneficial interest)	18,920	18,848.20	18,848.20	100.0	1.7	Retail facilities
AEON Sapporo-Hassamu Shopping Center (trust beneficial interest)	18,599	102,169.00	102,169.00	100.0	2.4	Retail facilities
Total (Note 2)	270,854	943,250.82	943,128.22	100.0	40.9	

Note 1

"Leaseable Area" means the total leaseable area of the building of each property used as stores, offices, etc. indicated in the lease agreement or the plan of such property and it does not include the leaseable area of warehouses and land (flat parking lots).

Note 2 "Leased Area" means the total leased area of the building of each property used as stores, offices, etc. indicated in the lease agreement and it does not include the leased area of warehouses and land (flat parking lots).
Regarding the leased area of the site of Gyre, the area indicated on the land registry book is used.

Note 3 "Occupancy Ratio" (percentage of leased area against the leasable area at the end of the relevant calculation period) and "Rental Income as Percentage of Total Revenues" are calculated by rounding to the nearest first decimal place.

Note 4 Rental income etc. is undisclosed because the consent from the tenant has not been acquired.

Note 5

"Total Occupancy Ratio" represents the percentage of total leased area against the total leasable area at the end of the relevant calculation period and is calculated by rounding to the nearest first decimal place.

3. Detail Description of Properties
(Omitted)

4. Detail Description of Other Assets
(Omitted)

Capital Expenditures for Assets:
(Omitted)

State of Expenses and Debts

(1) Breakdown of Expenses for Management

(Unit: Thousands of Yen)

Items	Twelfth Period (From September 1, 2007 to February 29, 2008)	Thirteenth Period (From March 1, 2008 to August 31, 2008)
(a) Asset management fee	1,607,136	1,783,904
(b) Asset custody fee	76,858	83,255
(c) General administrative fee	129,943	139,016
(d) Directors fee	5,806	5,940
(e) Other expenses	107,874	119,935
Total	1,927,618	2,132,052

2. Borrowings

Borrowings as of the date of settlement of accounts from each financial institution are as listed below:

Division	Parties from which borrowing was made	Borrowing Date	Balance at the end of the previous period (million yen)	Balance at the end of the current period	Average interest rate (Note 1)	Due date	Repayment method	Use	Remarks
Short-term debts	Mizuho Corporate Bank, Ltd.	August 30, 2007	2,500	-	1.1	August 29, 2008	Lump sum at due date (Note 2)	Note 3	Unsecured and unguaranteed
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	August 31, 2007	2,500	-	1.1	August 29, 2008	Lump sum at due date (Note 2)	Note 3	Unsecured and unguaranteed
	Mitsubishi UFJ Trust and Banking Corporation		2,250	-					
	The Chuo Mitsui Trust and Banking, Co., Ltd.		2,250	-					
	The Sumitomo Trust and Banking Corporation		1,750	-					
	Aozora Bank, Ltd.		1,250	-					
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	August 31, 2007	2,500	-	1.1	August 29, 2008	Lump sum at due date (Note 2)	Note 3	Unsecured and unguaranteed
	Mitsubishi UFJ Trust and Banking Corporation		2,250	-					
	The Chuo Mitsui Trust and Banking, Co., Ltd.		2,250	-					

	The Sumitomo Trust and Banking Corporation		1,750	-					
	Aozora Bank, Ltd.		1,250	-					
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	September 4, 2007	3,875	3,875	1.1	September 4, 2008	Lump sum at due date (Note 2)	Note 3	Unsecured and unguaranteed
	Mitsubishi UFJ Trust and Banking Corporation		3,487	3,487					
	The Chuo Mitsui Trust and Banking, Co., Ltd.		3,487	3,487					
	The Sumitomo Trust and Banking Corporation		2,712	2,712					
	Aozora Bank, Ltd.		1,937	1,937					
	Sumitomo Mitsui Banking Corporation	September 4, 2007	7,470	7,470	1.1	September 4, 2008	Lump sum at due date (Note 2)	Note 3	Unsecured and unguaranteed
	Mizuho Corporate Bank, Ltd.	October 19, 2007	5,000	5,000	1.1	October 17, 2008	Lump sum at due date (Note 2)	Note 3	Unsecured and unguaranteed
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	November 1, 2007	2,112	2,112	1.1	October 31, 2008	Lump sum at due date (Note 2)	Note 3	Unsecured and unguaranteed
	Mitsubishi UFJ Trust and Banking Corporation		1,824	1,824					
	The Chuo Mitsui Trust and Banking, Co., Ltd.		1,824	1,824					
	The Sumitomo Trust and Banking Corporation		1,440	1,440					
	Aozora Bank, Ltd.		800	800					
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	November 29, 2007	660	660	1.1	November 28, 2008	Lump sum at due date (Note 2)	Note 3	Unsecured and unguaranteed
	Mitsubishi UFJ Trust and Banking Corporation		570	570					

	The Chuo Mitsui Trust and Banking, Co., Ltd.		570	570					
	The Sumitomo Trust and Banking Corporation		450	450					
	Aozora Bank, Ltd.		250	250					
	Sumitomo Mitsui Banking Corporation	November 29, 2007	2,530	2,530	1.1	November 28, 2008	Lump sum at due date (Note 2)	Note 3	Unsecured and unguaranteed
	The Bank of Tokyo-Mits ubishi UFJ, Ltd.	December 20, 2007	633	633	1.1	December 19, 2008	Lump sum at due date (Note 2)	Note 3	Unsecured and unguaranteed
	Mitsubishi UFJ Trust and Banking Corporation		547	547					
	The Chuo Mitsui Trust and Banking, Co., Ltd.		547	547					
	The Sumitomo Trust and Banking Corporation		432	432					
	Aozora Bank, Ltd.		240	240					
	The Bank of Fukuoka, Ltd.	December 21, 2007	3,000	3,000	1.1	December 19, 2008	Lump sum at due date (Note 2)	Note 3	Unsecured and unguaranteed
	The Chugoku Bank, Ltd.	December 21, 2007	2,200	2,200	1.1	December 19, 2008	Lump sum at due date (Note 2)	Note 3	Unsecured and unguaranteed
	Mizuho Corporate Bank, Ltd.	February 21, 2008	2,000	2,000	1.0	February 20, 2009	Lump sum at due date (Note 2)	Note 3	Unsecured and unguaranteed
	The Bank of Tokyo-Mits ubishi UFJ, Ltd.	March 31, 2008	-	6,423	1.1	March 31, 2009	Lump sum at due date (Note 2)	Note 3	Unsecured and unguaranteed
	Mitsubishi UFJ Trust and Banking Corporation		-	5,447					
	The Sumitomo Trust and Banking Corporation		-	4,329					
	The Chugoku Bank, Ltd.	March 31, 2008	-	2,800	1.1	March 31, 2009	Lump sum at due date (Note 2)	Note 3	Unsecured and unguaranteed
	The Bank of Tokyo-Mits ubishi UFJ, Ltd.	May 1, 2008	-	9,119	1.1	May 1, 2009	Lump sum at due date (Note 2)	Note 3	Unsecured and unguaranteed

	Mitsubishi UFJ Trust and Banking Corporation		-	7,733					
	The Sumitomo Trust and Banking Corporation		-	6,146					
	Mizuho Corporate Bank, Ltd.	August 29, 2008	-	2,500	0.9	August 28, 2009	Lump sum at due date (Note 2)	Note 3	Unsecured and unguaranteed
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.		-	5,000					
	Mitsubishi UFJ Trust and Banking Corporation	August 29, 2008	-	4,500	0.9	August 28, 2009	Lump sum at due date (Note 2)	Note 3	Unsecured and unguaranteed
	The Sumitomo Trust and Banking Corporation		-	3,500					
	Sub-total		73,100	108,100					
Long-term debts	Nippon Life Insurance Company	March 31, 2004	5,000	5,000	1.3	March 31, 2009	Lump sum at due date	Note 3	Unsecured and unguaranteed
	Aozora Bank, Ltd.	August 29, 2008	-	7,400	1.3	August 29, 2013	Lump sum at due date	Note 3	Unsecured and unguaranteed
	Sub-total		5,000	12,400					
Total			78,100	120,500					

Note 1: The average interest rate is a weighted avarage of interest rates , rounded to the first decimal place.

Note 2: Partial repayment of principal is allowed on the interest payment date concerning the method of repayment of short-term debt.

Note 3: The funds are used for purchasing beneficial interests in the real estate trust and refunding borrowing and return of tenant guarantee deposits.

3. Investment Corporation Bonds

	Date of issue	Balance at the end of the previous period	Balance at the end of the current period	Interest rate	Date of Maturity	Method of Repayment	Use	Abstract
		Million yen	Million yen	%				
First series unsecured investment corporation bonds	February 9, 2005	20,000	20,000	0.74	February 9, 2010	Lump sum at due date Note 1	Note 2	Unsecured and unguaranteed

Second series unsecured investment corporation bonds	February 9, 2005	15,000	15,000	1.73	February 9, 2015	Lump sum at due date Note 1	Note 2	Unsecured and unguaranteed
Third series unsecured investment corporation bonds	February 22, 2006	10,000	10,000	2.02	February 22, 2016	Lump sum at due date Note 1	Note 2	Unsecured and unguaranteed
Fourth series unsecured investment corporation bonds	December 22, 2006	20,000	20,000	1.60	December 22, 2011	Lump sum at due date Note 1	Note 2	Unsecured and unguaranteed
Fifth series unsecured investment corporation bonds	May 23, 2007	20,000	20,000	1.60	May 23, 2012	Lump sum at due date Note 1	Note 2	Unsecured and unguaranteed
Sixth series unsecured investment corporation bonds	May 23, 2007	15,000	15,000	2.17	May 23, 2017	Lump sum at due date Note 1	Note 2	Unsecured and unguaranteed
Total		100,000	100,000					

Note 1: Repurchase and cancellation is permitted at any time on or after the next day of closing date except for the case indicated otherwise by the book-transfer company.

Note 2: The funds are used for refunding borrowing and operation costs.

4. Short-term Investment Corporation Bonds

	Date of issue	Balance at the end of the current period	Issue amount	Redemption amount	Abstract
		Million yen	Million yen	Million yen	
Short-term Investment Corporation Bonds Issued on June 24, 2008	June 24, 2008	24,985	24,942	25,000	Unsecured and unguaranteed
Total		24,985	24,942	25,000	

State of Acquisition and Disposal During the Current Period

1. State of Acquisition and Disposal of Real Estate and Asset-Backed Securities
(Omitted)

2. State of Acquisition and Disposal of Other Assets
(Omitted)

3. Research of Value of Specified Assets
(Omitted)

4. Trading with Interested Parties, etc. and Major Shareholders
   (1) State of Transactions

Segment	Sales and Purchases	
	Purchase amounts (Note 2)	Sales amounts
Total Amount	41,312,050 thousand yen Purchase amount from interested parties 21,840,000 thousand yen (52.9%)	-thousand yen Sales amount from i nterested parties -thousand yen
Breakdown of transactions with interested parties		
Mitsubishi Corporation	3,400,000 thousand yen (8.2%)	-thousand yen
Hassamu SC Tokutei Mokuteki Kaisha	18,440,000 thousand yen (44.6%)	-thousand yen
Total	21,840,000 thousand yen (52.9)	-thousand yen

(2) Amount of fees, etc.

Division	Total fees A	Details of trading with interested parties, etc.		B/A
		Payee	Amount of payment B	
	Thousand yen		Thousand yen	%
Service fee for the acquisition of the property (Note 4)	647,008	Mitsubishi Corporation	10,000	1.5
Water, lighting and heating expenses	711,897	JAPAN FACILITY SOLUTIONS, Inc.	14,507	2.0
Other leasing expenses	301,690	Mitsubishi Shoji & Sun Co., Ltd.	540	0.2
		Mitsubishi Corporation	212	0.1
		Kentucky Fried Chicken Japan, Ltd.	22	0.0
Property management fee	777,366	Mitsubishi UFJ Lease & Finance Company Limited	4,444	0.6
Other expenses	119,935	Mitsubishi Corporation	257	0.2

Note 1: Interested parties means the interested parties of the asset management company with which the Investment Corporation has entered into the asset management agreement as prescribed under Article 123 of the Enforcement Ordinances of the Law Concerning Investment Trusts and Investment Corporations and Article 26, Item 26 of the Regulations for Management Reports by Investment Trusts and Investment Corporations of the Investment Trusts Association, Japan. Major shareholders means the major shareholders of the asset management company as defined in Article 29-4, Paragraph 2 of the Financial Instruments and Exchange Law.

Note 2: The values in the table above detail the sale and purchase values described in the sale

and purchase agreements. The value for G-Bldg. Jingumae02 is based on the amount paid during this fiscal period (268.6 million yen).

Note 3: Values shown in parentheses represent the percentage of the purchase or sale amount to the respective total amount.

Note 4: The real estate trading brokerage fee of 10 million yen paid to Mitsubishi Corporation upon the acquisition of the properties is calculated based on the acquisition cost of the relevant properties.

Note 5: In addition to the values in the table above, JRF paid Mitsubishi Corporation 380 million yen in construction fees during this fiscal period.

5. State of Transactions with the Asset Manager in relation to By – business carried on by the Asset Manager Managing the Assets.

Asset Manager (Mitsubishi Corp. UBS Realty Inc.) is never engaged in dual-business of first-type financial instruments business and second-type financial instruments business under the Financial Instruments and Exchange Law, realty business and real estate special joint business so that there is no applicable transaction.

Condition of Account
(Omitted)

Others
(Omitted)

BALANCE SHEET

	This Period (As of August 31, 2008)			Previous Period (As of February 29, 2008) (for reference)		
	Amount (¥ in thousands)		Composition Ratio (%)	Amount (¥ in thousands)		Composition Ratio (%)
ASSETS						
I. Current assets:						
Cash and deposit		6,675,077			4,093,989	
Trust cash and trust deposit		12,047,098			10,380,414	
Rental receivables		888,013			768,942	
Consumption tax refundable		490,580			1,208,067	
Other current assets		567,941			486,317	
Total current assets		20,668,710	3.5		16,937,730	3.1
II. Non-current assets: *1						
1. Tangible fixed assets:						
Buildings	398,063			223,768		
Accumulated depreciation	6,843	391,219		1,732	222,035	
Building improvements	11,503			3,300		
Accumulated depreciation	195	11,308		25	3,275	
Industrial tool and material	3,838			1,948		
Accumulated depreciation	193	3,645		43	1,904	
Land		5,432,461			2,176,572	
Trust buildings	238,972,549			216,322,156		
Accumulated depreciation	24,718,268	214,254,280		20,499,822	195,822,333	
Trust building improvements	11,959,549			11,251,561		
Accumulated depreciation	1,761,470	10,198,078		1,499,754	9,751,807	
Trust machinery and equipment	1,278,403			994,826		
Accumulated depreciation	211,052	1,067,350		172,000	822,826	
Trust industrial tool and material	3,161,132			2,558,051		
Accumulated depreciation	747,411	2,413,721		596,530	1,961,521	
Trust land		321,808,140			306,279,571	
Total tangible fixed assets		555,580,206	94.2		517,041,848	94.6
2. Intangible fixed assets:						
Trust leasehold interest		8,964,956			8,901,150	
Trust and other intangible fixed assets		159,431			164,258	
Total intangible fixed assets		9,124,388	1.6		9,065,409	1.7
3. Investments, etc.:						
Tenant leasehold and security deposits		3,350,008			3,357,508	
Long-term prepaid expenses		145,730			91,306	
Other investments and assets		568,982			113,687	
Total investments and assets		4,064,721	0.7		3,562,502	0.6
Total non-current assets		568,769,316	96.5		529,669,760	96.9
III. Deferred assets:						
Issue costs of Investment Corporation Bonds		192,038			223,654	
Total deferred assets		192,038	0.0		223,654	0.0
Total Assets		589,630,065	100.0		546,831,146	100.0

	This Period (As of August 31, 2008)		Previous Period (As of February 29, 2008) (for reference)	
	Amount (¥ in thousands)	Composition Ratio (%)	Amount (¥ in thousands)	Composition Ratio (%)
LIABILITIES				
I. Current liabilities:				
Sales debt	672,278		613,614	
Short-term Investment Corporation Bonds	24,985,564		24,984,933	
Short-term debt *2	108,100,000		73,100,000	
Long-term debt repayable whithin one year	5,000,000		-	
Accounts payable	2,031		43,606	
Accrued expenses	1,490,692		1,354,017	
Income tax payable, etc.	5,171		12,855	
Rent received in advance	1,695,356		1,606,020	
Deposit received	982,261		658,108	
Trust tenant leasehold and security deposits scheduled to be returned within one year *1	4,923,439		5,428,816	
Other current liabilities	12,209		55,475	
Total current liabilities	147,869,005	25.1	107,857,449	19.7
II. Non-current liabilities				
Investment Corporation Bonds	100,000,000		100,000,000	
Long-term debt	7,400,000		5,000,000	
Tenant leasehold and security deposits	256,339		39,558	
Trust tenant leasehold and security deposits*1	77,258,970		77,037,694	
Other non-current liabilities	378		-	
Total non-current liabilities	184,915,688	31.3	182,077,252	33.3
Total Liabilities	332,784,694	56.4	289,394,701	53.0
Net Assets *4				
I. Equity of Investors				
1. Unitholders' equity				
Unitholders' equity	250,764,406		250,764,406	
2. Retained Earnings				
Unappropriated retained earnings at the end of the period	6,080,965		6,132,038	
Total Capital of Investors	256,845,371	43.6	256,896,444	47.0
Total Net Assets	256,845,371	43.6	256,896,444	47.0
Total Liabilities and Net Assets	589,630,065	100.0	546,831,146	100.0

STATEMENT OF INCOME

Period / Subjects	This Period For the period from March 1, 2008 to August 31, 2008 Amount (¥ in thousands)		Percentage (%)	Previous Period For the period from September 1, 2007 to February 29, 2008 (for reference) Amount (¥ in thousands)		Percentage (%)
I. Operating revenues:						
Rental revenues *1		20,254,079	100.0		18,708,863	100.0
II. Operating expenses:						
Property-related expenses *1	10,343,876			9,272,335		
Asset management fees	1,783,904			1,607,136		
Compensation of Directors	5,940			5,806		
Custodian fees	83,255			76,858		
General administration fees	139,016			129,943		
Others	119,935	12,475,928	61.6	107,874	11,199,954	59.9
Operating income		7,778,150	38.4		7,508,909	40.1
III. Non-operating revenues:						
Interest received	15,649			16,298		
Other non-operating Income or Loss	14,119	29,768	0.2	1,361	17,659	0.1
IV. Non-operating expenses:						
Interest expense	698,587			477,649		
Interest Expenses of short-term Investment Corporation Bonds	116,838			45,198		
Interest Expenses of Investment Corporation Bonds	793,020			781,979		
Amortization of issue costs of Investment Corporation Bonds	33,346			32,171		
Loan-related costs	62,672			31,718		
Other non-operating expenses	8,284	1,712,748	8.5	12,179	1,380,897	7.4
Ordinary income		6,095,170	30.1		6,145,671	32.8
Income before income taxes		6,095,170	30.1		6,145,671	32.8
Income taxes, Inhabitant taxes, and Enterprise taxes	5,184			12,855		
Adjustment of income taxes, etc.	9,205	14,389	0.1	927	13,783	0.0
Net income		6,080,780	30.0		6,131,888	32.8
Retaining earnings at the beginning of the period		184			150	
Retained earnings at the end of the period		6,080,965			6,132,038	

Explanatory Notices
(Omitted)

Statement of Changes in Unitholders' Capital

This Period (From March 1, 2008 to August 31, 2008)

(Unit: Thousands of Yen)

	Unitholders' Capital			Total amount of Net assets
	Total amount of Unitholders' Equity	Retained Earnings: Unappropriated income at the end of the period	Total amount of Unitholders' Capital	
Outstanding amount of the end of last period	250,764,406	6,132,038	256,896,444	256,896,444
Changes in amount				
Dividends of retained earnings	-	Δ6,131,854	Δ6,131,854	Δ6,131,854
Net income for this period	-	6,080,780	6,080,780	6,080,780
Total Changes in amount this period	-	Δ51,073	Δ51,073	Δ51,073
Outstanding amount of the end of the period	250,764,406	6,080,965	256,845,371	256,845,371

Previous Period (For reference) (From September 1, 2007 to February 29, 2008)

(Unit: Thousands of Yen)

	Unitholders' Capital			Total amount of Net assets
	Total amount of Unitholders' Equity	Retained Earnings: Unappropriated income at the end of the period	Total amount of Unitholders' Capital	
Outstanding amount of the end of last period	250,764,406	6,396,371	257,160,778	257,160,778
Changes in amount				
Dividends of retained earnings	-	Δ6,396,221	Δ6,396,221	Δ6,396,221
Net income for this period	-	6,131,888	6,131,888	6,131,888
Total Changes in amount this period		Δ264,333	Δ264,333	Δ264,333
Outstanding amount of the end of the period	250,764,406	6,132,038	256,896,444	256,896,444

List of Explanatory Notes

(Omitted)

Statement of Cash Distribution

(Unit: Yen)

Subjects \ Period	This Period (From March 1, 2008 to August 31, 2008)	Previous Period (From September 1, 2007 to February 29, 2008) (for reference)
	Amount(Yen)	Amount(Yen)
I Unappropriated income at end of period	6,080,965,039	6,132,038,579
II Dividends	6,080,835,966	6,131,854,230
(Dividends per unit)	(15,733)	(15,865)
III Retained earnings brought forward to the next period	129,073	184,349

Calculation method of amount of dividends

Under the basic policy provided for in Article 26, Paragraph 1, Item 2 of such Articles of Incorporation stating that "all profits shall be distributed to investors by cash", it will distribute as dividends 6,080,835,966 yen for this period (6,131,854,230 yen for the previous period) representing all of the retained earnings at the end of current period (excluding any fraction which would offer less than one yen dividend per one unit), considering that individual investors are required to calculate transfer profit or loss for each dividend exceeding such profits if the Investment Corporation makes distribution of money exceeding the profits set forth in Article 26, Paragraph 2 of its Articles of Incorporation.

CERTIFIED COPY OF REPORT OF INDEPENDENT ACCOUNTANTS
(Omitted)

STATEMENT OF CASH FLOWS (FOR REFERENCE)

Subject \ Period	This Period For the Period from March 1, 2008 to August 31, 2008	Previous Period For the Period from September 1, 2007 to February 29, 2008
	Amount	Amount
I Cash Flows from Operating Activities:	(¥ in thousands)	(¥ in thousands)
Income before income taxes	6,095,170	6,145,671
Depreciation	4,758,294	4,160,162
Amortization of issue costs of Investment Corporation Bonds	33,346	32,171
Loss on retirement of fixed assets	168,999	19,962
Interest received	△15,649	△16,298
Interest expense	1,608,445	1,304,828
Increase or Decrease of operating accountsl receivables	△119,070	△127,572
Increase or Decrease of consumption tax refundable	717,487	△1,208,067
Increase or Decrease of long-term prepaid expenses	△54,423	8,061
Increase or Decrease of operating accounts payable	104,931	175,439
Increase or Decrease of consumption tax payable, etc.	-	△96,001
Increase or Decrease of accounts payable	△41,677	△26,499
Increase or Decrease of accrued unpaid expenses	85,949	△114,119
Increase or Decrease of advance received	89,335	206,384
Increase or Decrease of deposit received	324,153	△180,767
Others	△133,717	142,577
Sub-total	13,621,575	10,425,931
Interest received	15,649	16,298
Payment of interest	△1,440,882	△1,163,054
Payment of corporate tax	△12,868	△22,450
Net cash provided by operating activities	12,183,473	9,256,724
II Cash Flows from Investing Activities:		
Payment for acquisition of tangible fixed assets	△3,440,277	△2,405,589
Payment for acquisition of trust property and equipment	△40,054,186	△71,337,517
Revenue from tenant leasehold and security deposits	216,781	39,558
Payment for deposited trust tenant leasehold and security deposits	△2,518,480	△4,756,685
Revenue from deposited trust tenant leasehold and security deposits	1,786,212	3,270,449
Purchases of trust intangible property and equipment	△84,577	△5,520
Payment for depositing trust tenant leasehold and security deposits	-	△10,050
Revenue from depositing trust tenant leasehold and security deposits	7,500	7,500
Revenue from decrease of other investments and assets	-	△13,076
Purchases of other investments and assets	1,012	-
Net cash used in investing activities	△44,086,012	△75,210,931
III Cash Flows from Financing Activities:		
Proceeds from issuance of short-term investment corporation bonds	49,882,063	24,938,686
Payment for redemption of short-term investment corporation bonds	△50,000,000	-
Proceeds from short-term debt	42,000,000	34,870,000
Payment for short-term debt	△7,000,000	-
Proceeds from long-term debt	7,400,000	-
Payment of dividends	△6,131,751	△6,396,029
Net cash provided by financing activities	36,150,311	53,412,656
IV Net Change in Cash and Cash Equivalents	4,247,772	△12,541,550
V Cash and Cash Equivalents at the Beginning of the Period	14,474,403	27,015,954
VI Cash and Cash Equivalents at the End of the Period	18,722,175	14,474,403

Note: The statement of cash flows was prepared pursuant to the "Regulation Concerning Terms, Forms and Method of Preparation of Financial Statements, Etc." (1963 Ordinance of the Ministry of Finance No. 59) and has been attached hereto for reference. This statement of cash flows has not been audited by the auditor as it is not the object of auditing prescribed in the provision of Article 130 of the Law concerning Investment Trust and Investment Corporation.

INFORMATION FOR INVESTORS
(Omitted)

[Translation]

August 27, 2008

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yorishige Kondo, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the asset manager:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Fuminori Imanishi, Head of Retail Division
Tel: 03-5293-7081

Notice of Money Borrowing and Refunding

We hereby inform you that the Investment Corporation has decided to borrow and refund money as described below.

1. Long-term borrowing
   (1) Reasons for borrowing money
   To prolong liabilities with interest and spread repayment dates in terms of securing money to refund the existing short-term borrowings and stabilizing funding.
   (2) Description of the borrowing:

Party from which the borrowing is made	Principal amount	Interest rate	Scheduled date of borrowing	Method of borrowing and repaying the principal (Note)	Repayment date (Note)
Aozora Bank, Ltd.	7,400 million yen	1.34167% (from August 29, 2008 through September 30, 2008) The interest rate on and after October 1, 2008 will be determined on September 26.	August 29, 2008	Unsecured and unguaranteed To be repaid in a lump sum on the repayment date	August 29, 2013

Note: The last day of March, June, September and December within the period until the repayment date for the principal, and the repayment date for the principal will be the interest payment dates, and full or partial repayment for the principal is allowed on the interest payment dates.

2. Refunding within short-term revolving loan program

(1) Reasons for borrowing money

To refund the existing short-term money borrowing.

(2) Description of the borrowing:

Party from which the borrowing is made	Principal amount	Interest rate	Scheduled date of borrowing	Method of borrowing and repaying the principal (Note)	Repayment date (Note)

The Bank of Tokyo Mitsubishi UFJ, Ltd. Mitsubishi UFJ Trust and Banking Corporation The Sumitomo Trust & Banking Co., Ltd.	13,000 million yen	0.92167% (from August 29, 2008 through September 30, 2008) The interest rate on and after October 1, 2008 will be determined on September 26.	August 29, 2008	Unsecured and unguaranteed To be repaid in a lump sum on the repayment date	August 28, 2009
Mizuho Corporate Bank, Ltd.	2,500 million yen	0.91167% (from August 29, 2008 through September 30, 2008) The interest rate on and after October 1, 2008 will be determined on September 26.	August 29, 2008	Unsecured and unguaranteed To be repaid in a lump sum on the repayment date	August 28, 2009

Note: The last day of September 2008, December 2008, March 2009 and June 2009, and the repayment date for the principal will be the interest payment dates, and full or partial repayment for the principal is allowed on the interest payment dates.

Status of liabilities with interest after the borrowing and refunding

(Unit: million yen)

	Before borrowing and refunding	After borrowing and refunding	Variation
Short-term borrowing	115,100	108,100	-7,000
Commercial papers	25,000	25,000	0
Sum of short-term liabilities with interest	140,100	133,100	-7,000

Long-term borrowing (Note 1)	5,000	12,400	+7,400
Investment corporation bonds	100,000	100,000	0
Long-term liabilities with interest	105,000	112,400	+7,400
Sum of liabilities with interest	245,100	245,500	+400

Note 1: The long-term borrowing repayable within 1 year (5,000 million yen) is included.

Note 2: The security deposit and guarantee money owed to the tenants (approximately 82,000 million yen) are excluded from the table.

- End -

[Translation]

September 2, 2008

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yorishige Kondo, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the asset manager:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Fuminori Imanishi, Head of Retail Division
Tel: 03-5293-7081

Notice of Money Refunding

We hereby inform you that the Investment Corporation has decided to refund money as described below.

1. Borrowing within short-term revolving loan program
   (1) Reasons for borrowing money
   To partially refund the existing short-term money borrowing.
   (2) Description of the borrowing:

Party from which the borrowing is made	Principal amount	Interest rate	Scheduled date of borrowing	Method of borrowing and repaying the principal (Note)	Repayment date (Note)

The Bank of Tokyo Mitsubishi UFJ, Ltd.	10,075 million yen	1.02432% (from September 4, 2008 through September 30, 2008) The interest rate on and after October 1, 2008 will be determined on September 26.	September 4, 2008	Unsecured and unguaranteed To be repaid in a lump sum on the repayment date	September 4, 2009
Mitsubishi UFJ Trust and Banking Corporation					
The Sumitomo Trust & Banking Co., Ltd.					
Sumitomo Mitsui Banking Corporation	7,470 million yen	1.19432% (from September 4, 2008 through September 30, 2008) The interest rate on and after October 1, 2008 will be determined on September 26.	September 4, 2008	Unsecured and unguaranteed To be repaid in a lump sum on the repayment date	September 4, 2009

Note: The last day of September 2008, December 2008, March 2009 and June 2009, and the repayment date for the principal will be the interest payment dates, and full or partial repayment for the principal is allowed on the interest payment dates.

2. Status of liabilities with interest after the refunding

(Unit: million yen)

	Before refunding	After refunding	Variation
Short-term borrowing	108,100	102,675	-5,425
Commercial papers	25,000	25,000	0
Sum of short-term liabilities with interest	133,100	127,675	-5,425

Long-term borrowing (Note 1)	12,400	12,400	0
Investment corporation bonds	100,000	100,000	0
Long-term liabilities with interest	112,400	112,400	0
Sum of liabilities with interest	245,500	240,075	-5,425

Note 1: The long-term borrowing repayable within 1 year (5,000 million yen) is included.

Note 2: The security deposit and guarantee money owed to the tenants (approximately 82,000 million yen) are excluded from the table.

Note 3: The repayment by own capital (5,425 million yen) is included in the table.

- End -

[Translation]

September 18, 2008

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yorishige Kondo, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the asset manager:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Fuminori Imanishi, Head of Retail Division
Tel: 03-5293-7081

Notice of Issuance of Short-term Investment Corporation Bonds (CPs)

We hereby inform you that we have decided today to issue short-term investment corporation bonds according to the Investment Trust and Investment Corporation Law as follows, following the comprehensive resolution for the issuance of short-term investment corporation bonds passed at the meeting of the board held on November 14, 2007.

1. Outline of the Short-term Investment Corporation Bonds

(1)	Amount of issue	¥25 billion
(2)	Term	From September 24, 2008 to December 24, 2008
(3)	Assigned ratings	Prime-1 (Moody's Investors Service, Inc.) A-1 (Standard & Poor's Rating Services) A-1+ (Rating and Investment Information, Inc.)
(4)	Company entrusted with operations regarding issuance, redemption, and fund settlement	The Bank of Tokyo-Mitsubishi UFJ, Ltd.

(5)	Company handling private placement	The Bank of Tokyo-Mitsubishi UFJ, Ltd.
(6)	Dealer	Mizuho Corporate Bank, Ltd. The Bank of Tokyo-Mitsubishi UFJ, Ltd.
(7)	Guaranteed or non-guaranteed	Non-guaranteed
(8)	Use of the proceeds	To be applied to the redemption funds for existing short-term investment corporation bonds (CPs).

(Note) Reference CP market rate

CP 3 months market rate 0.70-1.45 on September 18, 2008

2. Status of debts with interest after the issuance

(Unit: million yen)

		Before issuance	After issuance	Variation
	Short-term borrowing	102,675	102,675	0
	Commercial papers	25,000	25,000	±0
Sum of short-term debts with interest		127,675	127,675	±0
	Long-term borrowing (Note 1)	12,400	12,400	0
	Investment corporation bonds	100,000	100,000	0
Long-term debts with interest		112,400	112,400	0
Sum of debts with interest		240,075	240,075	±0

Note 1: The long-term borrowing repayable within 1 year (5,000 million yen) is included.

Note 2: The security deposit and guarantee money owed to the tenants (approximately 82,000 million yen) are excluded from the table.

- End -

[Translation omitted]

[Translation]

September 26, 2008

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yorishige Kondo, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the asset manager:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Fuminori Imanishi, Head of Retail Division
Tel: 03-5293-7081

Notice of Money Borrowing (Determination of Interest Rate)

We hereby inform you that the interest rate effective from October 1, 2008 has been determined as follows on the borrowings made by us.

Party from which the borrowing is made	Principal amount	Interest rate (Note 1)	Date of borrowing	Repayment date (Note 2)
Mizuho Corporate Bank, Ltd.	5,000 million yen	1.08979%	October 19, 2007	October 17, 2008
The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mitsubishi UFJ Trust and Banking Corporation The Chuo Mitsui Trust and Banking Company, Limited The Sumitomo Trust & Banking Co., Ltd. Aozora Bank, Ltd.	8,000 million yen	1.06917%	November 1, 2007	October 31, 2008

Sumitomo Mitsui Banking Corporation	2,530 million yen	1.09333%	November 29, 2007	November 28, 2008
The Bank of Fukuoka, Ltd.	3,000 million yen	1.09685%	December 21, 2007	December 19, 2008
The Chugoku Bank, Ltd.	2,200 million yen	1.12685%	December 21, 2007	December 19, 2008
Mizuho Corporate Bank, Ltd.	2,000 million yen	1.12917%	February 21, 2008	February 20, 2009
The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mitsubishi UFJ Trust and Banking Corporation The Sumitomo Trust & Banking Co., Ltd.	16,200 million yen	1.13917%	March 31, 2008	March 31, 2009
The Chugoku Bank, Ltd.	2,800 million yen	1.13917%	March 31, 2008	March 31, 2009
The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mitsubishi UFJ Trust and Banking Corporation The Sumitomo Trust & Banking Co., Ltd.	23,000 million yen	1.13917%	May 1, 2008	May 1, 2009
Aozora Bank, Ltd.	7,400 million yen	1.55917%	August 29, 2008	August 29, 2013
The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mitsubishi UFJ Trust and Banking Corporation The Sumitomo Trust & Banking Co., Ltd.	13,000 million yen	1.13917%	August 29, 2008	August 28, 2009
Mizuho Corporate Bank, Ltd.	1,000 million yen	1.12917%	August 29, 2008	August 28, 2009
The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mitsubishi UFJ Trust and Banking Corporation The Sumitomo Trust & Banking Co., Ltd.	10,075 million yen	1.13917%	September 4, 2008	September 4, 2009

Sumitomo Mitsui Banking Corporation	7,470 million yen	1.30917%	September 4, 2008	September 4, 2009

Note 1: The interest rate on and after December 31, 2008 will be determined on December 26, 2008.

Note 2: The last day of March, June, September and December in each year, and the repayment date for the principal will be the interest payment dates, and (partial) repayment for the principal is allowed on the interest payment dates.

- End -

[Translation]

September 26, 2008

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yorishige Kondo, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the asset manager:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Fuminori Imanishi, Head of Retail Division
Tel: 03-5293-7081

Notice of Money Borrowing and Prepayment of Borrowing

We hereby inform you that the Investment Corporation has decided to borrow money as described below.

1. Money Borrowing

(1) Reasons for borrowing money

To partially repay the existing short-term money borrowing and to prolong liabilities with interest, spread repayment dates and diversify funding methods and sources by procuring long-term funds through syndicated loans.

2. Description of the borrowing:

Party from which the borrowing is made	Principal amount	Interest rate (Note 1)	Scheduled date of borrowing	Method of borrowing and repaying the principal (Note 2)	Repayment date (Note 2)
The Shinkumi Federation Bank Mitsui Sumitomo Insurance Company, Limited	4,000 million yen	1.40917% (from September 30, 2008 through December 30, 2008)	September 30, 2008	Unsecured and unguaranteed To be repaid in a lump sum on the repayment date	September 30, 2010
Mizuho Corporate Bank, Ltd. Saitama Resona Bank, Limited	4,000 million yen	1.45917% (from September 30, 2008 through December 30, 2008)	September 30, 2008	Unsecured and unguaranteed To be repaid in a lump sum on the repayment date	September 30, 2011
Development Bank of Japan Inc.	3,000 million yen	1.55917% (from September 30, 2008 through December 30, 2008)	September 30, 2008	Unsecured and unguaranteed To be repaid in a lump sum on the repayment date	September 30, 2013

Note 1: The interest rate on and after December 31, 2008 will be determined on December 26, 2008.

Note 2: The last day of March, June, September and December in each year, and the repayment date for the principal will be the interest payment dates.

- End -

2. Prepayment of Borrowing

(1) Prepayment date

September 30, 2008

(2) Description of borrowing to be prepaid

Party from which the borrowing is made	Principal amount	Interest rate	Scheduled date of borrowing	Method of borrowing and repaying the principal	Repayment date of principal
The Bank of Tokyo Mitsubishi UFJ, Ltd.	2,500 million yen	1.12417% (from July 1, 2008 through September 30, 2008)	November 29, 2007	Unsecured and unguaranteed To be repaid in a lump sum on the repayment date	November 28, 2008
Mitsubishi UFJ Trust and Banking Corporation					
The Chuo Mitsui Trust and Banking Corporation					
The Sumitomo Trust & Banking Co., Ltd.					
Aozora Bank. Ltd.					

The Bank of Tokyo Mitsubishi UFJ, Ltd.	2,400 million yen	1.12417% (from July 1, 2008 through September 30, 2008)	December 20, 2007	Unsecured and unguaranteed To be repaid in a lump sum on the repayment date	December 19, 2008
Mitsubishi UFJ Trust and Banking Corporation					
The Chuo Mitsui Trust and Banking Corporation					
The Sumitomo Trust & Banking Co., Ltd.					
Aozora Bank. Ltd.					
Mizuho Corporate Bank, Ltd.	1,500 million yen	0.91167% (from August 29, 2008 through September 30, 2008)	August 29, 2008	Unsecured and unguaranteed To be repaid in a lump sum on the repayment date	August 28, 2009

3. Status of liabilities with interest after the borrowing and prepayment

(Unit: million yen)

	Before borrowing and prepayment	After borrowing and prepayment	Variation
Short-term borrowing	102,675	96,275	-6,400
Commercial papers	25,000	25,000	0
Sum of short-term liabilities with interest	127,675	121,275	-6,400

Long-term borrowing (Note 1)	12,400	23,400	+11,000
Investment corporation bonds	100,000	100,000	0
Long-term liabilities with interest	112,400	123,400	+11,000
Sum of liabilities with interest	240,075	244,675	+4,600

Note 1: The long-term borrowing repayable within 1 year (5,000 million yen) is included.

Note 2: The security deposit and guarantee money owed to the tenants (approximately 82,000 million yen) are excluded from the table.

- End -

[Translation]

September 26, 2008

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yorishige Kondo, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the asset manager:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Fuminori Imanishi, Head of Retail Division
Tel: 03-5293-7081

Notice of Expansion of Parking Lot at AEONMALL Itami Terrace

We hereby inform you that we have decided as follows with respect to the expansion of the parking lot announced in the "Notice of Expansion of Parking Lot at AEONMALL Itami Terrace" dated January 11, 2008.

Description of the amendment

	After amendment	Before amendment
2. Outline of the parking lot to be expanded		
7) Total construction cost	845 million yen (including cost of design and supervision)	883 million yen (including cost of design and supervision) (scheduled)
9) Completion date	September 26, 2008	October 15, 2008 (scheduled)
Delivery date	September 26, 2008	-

As announced on January 11, 2008, the rent is expected to increase by 30 million yen in fixed rent and approximately 50 million yen in floating rent rate on an annual NOI basis, but since the increased amount of fixed rent partially includes duties and charges, the fixed rent may change when the amount of duties and charges is determined.

Also, AEON MALL Co., Ltd is currently executing a significant replacement of the tenants of the Property to further strengthen its competitive power and the store remodeling work is scheduled for completion at the beginning of December 2008. Accordingly, the floating rent for 2009 may not reach the expected NOI due to the temporary decrease in sales at the Property caused by the remodeling work.

- End -

[Translation]

September 30, 2008

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yorishige Kondo, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the asset manager:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Fuminori Imanishi, Head of Retail Division
Tel: 03-5293-7081

Notice of Commitment Line

We hereby inform you that the Investment Corporation has set the commitment line today as described below.

1. Reasons for setting the commitment line

To ensure a flexible and stable funding method to acquire specified assets, to renovate or carry out repair works on real estate owned by the Investment Corporation, repay any existing borrowings, redeem investment corporation obligations and return security deposit or guarantee money.

2. Outline of the commitment line agreement

(1)	Borrowing limit	40 billion yen
(2)	Execution date	September 30, 2008
(3)	Expiration date	September 29, 2009
(4)	Form	Syndication-type commitment line agreement

(5)	Banks	The Bank of Tokyo Mitsubishi UFJ, Ltd., Mitsubishi UFJ Trust and Banking Corporation and The Sumitomo Trust & Banking Co., Ltd.
(6)	Security	Unsecured and unguaranteed

The Investment Corporation terminates the existing commitment line agreement (borrowing limit: 25 billion yen, execution date: February 18, 2008, expiration date: February 17, 2009) at the same time this commitment line is set.

- End -

[Translation]

October 10, 2008

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yorishige Kondo, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the asset manager:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Fuminori Imanishi, Head of Retail Division
Tel: 03-5293-7081

Notice of Agreement with The Daiei, Inc. at Higashi-Totsuka Aurora City
and
Revisions of Expected Dividends for the Period Ending in February 2009 (the 14th Period)

We hereby inform you that Japan Retail Fund Investment Corporation executed an agreement for settlement today as follows with The Daiei, Inc. ("Daiei"), a tenant of the Higashi-Totsuka Aurora City owned by the Investment Corporation (the "Property"), regarding the pending lawsuit regarding a claim for reduction of rent.

1. Outline of the agreement

After the parties execute the new agreement regarding the parking lot set out in (1) below, they will make an in-court settlement summarized in (2) below with respect to the appeal claim requesting a reduction in the building rent and the accompanying appeal that are pending at the Tokyo High Court.

(1) The parties will execute the new agreement providing that all parking lots within the

Property (that hold a total of 1620 cars) which had been separately maintained by the trustee and the respective tenant of the Property will be centrally maintained and operated by the trustee.

(2) The parties acknowledge that the monthly rent from November 1, 2003 to the settlement date (October 31, 2008) will remain as is and that neither party will terminate the lease agreement or request rent increase or decrease for 5 years after the settlement date. The Investment Corporation (current trustee: The Chuo Mitsui Trust and Banking Company. Limited) will pay 205 million yen to Daiei as a settlement money.

In addition, each party will withdraw from the lawsuit regarding a claim for increase of rent (filed by the current trustee on August 8, 2006) and the counterclaim regarding confirmation of rent reduction (filed by Daiei on February 19, 2007) both of which are separately pending at the Tokyo District Court as of the settlement date.

2. History of the lawsuit

December 22, 2004	Daiei filed the lawsuit regarding a claim for reduction of rent to the Tokyo District Court.
March 24, 2006	The Investment Corporation acquired beneficiary interest of the Property. The Chuo Mitsui Trust and Banking Company, Limited, the current trustee, became a new lessor and succeeded the lawsuit from the then trust settlor (the former owner).
August 8, 2006	The current trustee filed the lawsuit regarding a claim for increase of rent against Daiei to the Tokyo District Court.
February 19, 2007	Daiei filed the counterclaim to the lawsuit regarding rent increase against the current trustee.
May 23, 2007	The Tokyo District Court gave a decision which partially approved the claim to reduce the monthly rent for which Daiei had been requesting confirmation.
June 5, 2007	The decision of the Tokyo District Court was appealed to the Tokyo High Court.
October 10, 2008	The agreement was executed with Daiei.
October 31, 2008	The settlement is scheduled to be made by the Tokyo High Court.

3. Forecast

The expected management conditions for the period ending in August 2008 (the 13th period)

which were publicly announced in our Abbreviated Notice Regarding Settlement of Accounts dated April 15. 2008 will not be affected and will not be revised.

We will revise as below the expected dividends for the period ending in February 2009 (the 14th period) by reflecting the effect of the payment of the settlement money totaling 205 million yen and the recent interest rate conditions; provided that the settlement is reached at the Tokyo High Court after the execution of the agreement.

Revisions of the expected dividends for the period ending in February 2009 (the 14th period)

	Dividends per unit (excluding dividends in excess of profit)	Dividends in excess of profit per unit
Previous estimate (as of April 15, 2008) (A)	15,628 yen	0 yen
Estimate as revised (B)	15,312 yen	0 yen
Variation (B-A)	-316 yen	0 yen
Ratio of Variation	-2.0%	-

-End-

Note:

The expected management conditions and other future statements described above are based on information currently held by, and certain assumptions deemed reasonable by, the Investment Corporation and may differ significantly from the actual management conditions due to various factors. These expectations do not guarantee the amount of the dividends.

[Translation]

Abbreviated Notice Regarding Settlement of Accounts for the Accounting Period Ending in August 2008 (From March 1, 2008 to August 31, 2008)

October 15, 2008

Name of Issuer of Real Estate Investment Trust:	Japan Retail Fund Investment Corporation
Listed Securities Exchange:	Tokyo Stock Exchange
Code Number:	8953 (URL http://www.jrf-reit.com)
Representative:	Executive Director Yorishige Kondo
Name of Asset Manager:	Mitsubishi Corp.- UBS Realty Inc.
Representative:	Representative Director Yuichi Hiromoto
Reference of Responsible Person:	Head of Retail Division Fuminori Imanishi TEL:03-5293-7081

Scheduled submission date of the annual securities report:	November 26, 2008
Scheduled Commencement Date of Payment of Dividends:	November 17, 2008

(Discarding the figures less than one million yen)

1. State of Operation and Assets for the Period Ending August 2008 (March 1, 2008~August 31, 2008)

(1)State of Operation (% display shows increase and decrease compared to the previous period)

	Operating Income		Operating Profit		Ordinary Profit	
	(million yen)	%	(million yen)	%	(million yen)	%
Period Ending August 2008	20,254	8.3	7,778	3.6	6,095	Δ0.8
Period Ending February 2008	18,708	1.2	7,508	1.4	6,145	Δ4.1

	Current Income		Current Income Per Unit	Unit holder's Equity/Current Return	Gross Capital/ Ordinary Return	Operating Profit/ Ordinary Return
	(million yen)	%	(yen)	%	%	%
Period Ending August 2008	6,080	Δ0.8	15,732	2.4	1.1	30.1
Period Ending February 2008	6,131	Δ4.1	15,865	2.4	1.2	32.8

(2)State of Dividends

	Dividend per unit (exclusive of dividend in excess of profit)	Total diviends	Diviend in excess of profit per unit	Total diviends in excess of profit	Pay-out ratio	Distribution ratio of net assets
		(million yen)	(yen)	(million yen)	%	%
Period Ending August 2008	15,733	6,080	–	–	100.0	2.4
Period Ending February 2008	15,865	6,131	–	–	100.0	2.4

(3)Financial Condition

	Gross Asset Value	Net Asset Value	Unit holders' Equity Ratio	Net Asset Value Per Unit
	(million yen)	(million yen)	%	(yen)
Period Ending August 2008	589,630	256,845	43.6	664,538
Period Ending February 2008	546,831	256,896	47.0	664.670

(Reference) Shareholders' Equity
For the period ending in August 2008: 256,845 million yen
For the period ending in February 2008: 256,896 million yen

(4)State of Cash Flow

	Cash flow from Operating Activities	Cash flow from Investing Activities	Cash flow from Financing Activities	Cash and Cash Equivalent at the period end
	(million yen)	(million yen)	(million yen)	(million yen)
Period Ending August 2008	12,183	Δ44,086	36,150	18,722
Period Ending February 2008	9,256	Δ75,210	53,412	14.474

2 . Forecast of Operation for the Period Ending February 2009 (September 1, 2008~ February 28 , 2009) and for the Period Ending August 2009 (March 1, 2009~ August 31, 2009):

(% display shows increase and decrease compared to the previous period)

	Operating Income		Operating Profit		Ordinary Profit		Current Income		Dividend per unit (exclusive of dividend in excess of profit)	Diviend in excess of profit per unit
	(million yen)	%	(million yen)	%	(million yen)	%	(million yen)	%	(yen)	(yen)
Period Ending February 2009	20,638	1.9	8,020	3.1	6,137	0.7	5,918	Δ2.7	15,312	0
Period Ending August 2009	20,695	0.3	7,697	Δ4.0	5,698	Δ7.2	5,684	Δ4.0	14,705	0

(Reference) Forecasted current income per unit:
For the period ending in February 2009: 15,312 yen
For the period ending in August 2009: 14,705 yen

3 . Other

(1)Change of accounting method
(i)Alternation due to changes of accounting standards Applicable
(ii)Changes other than (i) None

(2)Issued Investment Units
(i)Number of issued investment units as of the end of the period (including treasury units):
For the period ending in August 2008: 386,502 units
For the period ending in February 2008: 386,502 units
(ii)Number of treasury units as of the end of the period
For the period ending in August 2008: 0 units
For the period ending in February 2008: 0 units
(Note)As for the base investment units to calculate Current Income Per Unit, see 「Notes to per unit information」 on page 22.

※The explanation on appropriate use of the forecasts of the state of operations and other notes
Statement about the future as forecasts of state of operations and others are based on the information the Investment Corporation now have and certain assumption the Investment Corporation determines reasonable, and there are possibilities that the actual state of operations will differ materially due to various factors. Furthermore, the forecast herein does not guarantee the amount of future dividends. For the preconditions of forecasts of the state of operations, see "Preconditions of Forecasts of State of Operation for the Fourteenth Term (September 1, 2008 ~ February 28, 2009) and for the Fifteenth Period (March 1, 2009 ~ August 31, 2009)" as described in page 6 and 7.

1. Summary of Related Corporations of the Investment Corporation

Since there are no material alterations from the "Structures of the Investment Company" on the latest annual financial report (submitted on May 28, 2008), the disclosure is omitted.

2. Management Policy and Results of Operation

(1) Management Policy:

Since there are no material alterations from the "Investment Policy", "Investment Object", "Distribution Policy" on the latest annual financial report (submitted on May 28, 2008), the disclosure is omitted.

(2) State of Operation:

A. Outline of Current Period

i. Principal Progress of the Investment Corporation:

The Investment Corporation was founded on September 14, 2001, in accordance with the Law Concerning Investment Trusts and Investment Corporations (the "Investment Trust Law"), and it was listed on the Tokyo Stock Exchange (code: 8953) on March 12, 2002 as the first investment corporation in Japan, specializing in operating the real estate of commercial facilities. Since its listing, the Investment Corporation has been acquiring properties steadily and continues the growth.

Since the Investment Corporation acquired 4 properties and commenced actual operations immediately after its listing, the Investment Corporation acquired 6 properties in its Third Period, 6 properties in its Fourth Period, 4 properties in its Fifth Period, and as of the end of the Fifth Period (August 31, 2004), achieved its initial goal of realizing a total asset value of 200 billion yen within 3 years from listing 6 months earlier than planned. Furthermore, the Investment Corporation acquired 4 properties in its Sixth Period, 8 properties in its Seventh Period, 2 properties in the Eighth Period, 3 properties in its Ninth Period, 4 properties in its Tenth Period, and thus achieved its initial goal of realizing a total asset value of 400 billion yen within 5 years from listing earlier than planned in the end of its Tenth Period (February 28, 2007). During the Eleventh Period, the Investment Corporation acquired 2 properties and sold 1 property, and during the Twelfth and Thirteenth Periods acquired 4 properties respectively, and has come to operate a total of 49 properties (total asset value of 589.6billion yen) as of the end of the Thirteenth Period (August 31, 2008).

ii. Results of Operation:

The Investment Corporation invests in a diverse range of retail facilities located throughout the country, such as "urban retail stores" in good locations, and "suburban shopping centers" and "roadside stores" that executed long-term lease agreements with high-quality tenants. The corporation's basic strategy is to create the most appropriate portfolio from out of investment assets that can be categorized into investment styles: "income-type properties," which are expected to produce steady, long-term cash flows;

and "growth-type properties," which the Investment Corporation proactively aims to increase the cash flows and enhance the property value through turnover of tenants and increasing the rental income by increase of sales through increasing the value of the facilities.

The Investment Corporation is mindful of diversifying and maintaining a balance in regions, property types, lease periods, and tenants. It seeks internal growth through securing stable income and increasing the value of existing properties as well as improvement of the quality of existing portfolio through changes of the properties.

The income-type assets held by the Investment Corporation are supported by long-term lease agreements with prime tenants, in particular AEON Retail, Ito Yokado, AEONMALL and Bic Camera. Additionally, rent income remains ever stable due to property occupancy rates being maintained at almost 100%. The portfolio strategy is to maintain two investment segments: property in good locations with foreseeable growth, such as central business districts in the heart of the city, and large-scale property that has been competitive in suburban areas and large cities. In keeping with this strategy, the Investment Corporation acquired in this fiscal period single-business retail facilities in suburban areas (AEON Sapporo Hassamu Shopping Centre and Ario Otori), single-business retail facilities in urban areas (G-Bldg. Jingumae01), and multiple-business retail facilities in urban areas (G-Bldg. Jingumae02) as income-type properties.

The Investment Corporation continues to aim for growth-type properties it has held up to and including previous fiscal period, such as Hakata Riverain, Nara Family, Abiko Shopping Plaza, Kyoto Family, Higashi-Totsuka Aurora City, Oyama Yuen Harvest Walk and GYRE, to achieve their maximum potential value as retail facilities by replacing tenants and following up with building repairs and sales promotions.

iii. Summary of Raising Funds:

① Debt Finance

As for financing for interest-bearing debts such as loans (debt finance), the Investment Corporation aims to control the entire cost of capital into the future and maintain the appropriate and sound debt- ratio in conformity with the market circumstances and the relatively long length of the average remaining term of existing long-term debt, while seeking effective utilization of tenant leasehold deposits and security deposits (as of the end of the therteenth period, the outstanding amount is approximately 82.4 billion yen). Further, the Investment Corporation makes flexible funding with appropriate interest rate by virtue of comparison with other short-term funding methods (such as short-term loans) through continuous issue of short-term investment corporation bonds (commercial papers) (the total issue amount: 25 billion yen, average interest rate: 0.93%) which was first issued in the previous accounting period. As for investment corporation bonds, the aggregated outstanding amount at the end of this period is 100 billion yen, composed of first through fourth series all of which had been issued before the previous accounting period.

The outstanding amount of debt loans as of the end of this period is 120.5 billion yen; the breakdown is 108.1 billion outstanding amount of short-term loans and 12.4 billion outstanding amount of long-term loans.

② Equity Finance

In September 2006, the Investment Corporation conducted the issuance of new investment units on the largest scale since its incorporation (84,000 units, including allocation to a third party), and has conducted 6 equity offerings in the past (5 of which were global offerings) including the initial public offering upon its listing, which is the largest number among the listed real estate investment corporations.

As of the date hereof, the total amount of capital of investors is 250.7 billion yen, and the total number of units issued and outstanding is 386,502 units.

iv. Summary of Performance and Dividends:

As a result of such operation as described above, the Investment Corporation reported, as performance for the current period, operating income of which is composed of total operating income and profit and sale of real estate of 20,254 million yen, operating profit of 7,778 million yen and ordinary profit of 6,095 million yen as well as current income of 6,080 million yen.

On account of application of the special cases in taxation (Article 67-15 of the Special Taxation Measures Law) to dividends, the Investment Corporation, designing to deduct the maximum of dividends, decided to distribute the aggregate amount of the retained earnings at the end of the current period excluding any fraction which would offer less than one yen dividend per one unit. Consequently, dividend per investment unit was 15,733 yen.

B. Outlook of Next Period

i. Outlook of Overall Operation

(Omitted)

ii Issues to be Solved

(Omitted)

iii. Outlook of Results of Next Period:

Concerning the state of operation for the period ending in February 2009 (the Fourteenth Period, September 1, 2008 - February 28, 2009), the Investment Corporation estimates an operating income of 20,638 million yen, ordinary profit of 6,137 million yen, current income of 5,918 million yen and dividend per unit of 15,312 yen. For the assumptions of these estimates, please see the "Assumptions of Forecasts of State of Operation for the period ending in February 2009 (the Fourteenth Period, September 1, 2008 - February 28, 2009) and for the period ending in August 2009 (the Fifteenth Period, March 1, 2009 - August 31, 2009)" as described below.

Also, concerning the state of operation for the period ending in August 2009 (the Fifteenth Period, March 1, 2009 - August 31, 2009), based upon the following assumptions, the Investment Corporation estimates operating income of 20,695 million

yen, ordinary profit of 5,698 million yen, current income of 5,684 million and dividend per unit of 14,705 yen.

(Note) The above estimated figures are calculated at the present time under the specified preconditions and the actual current income and dividends may fluctuate according to the change of situation. Furthermore, the estimates herein will not guarantee the amount of future dividends.

"Assumption of Forecasts of State of Operation for the period ending in February 2009 (the Fourteenth Period, September 1, 2008 - February 28, 2009)" and for the period ending in August 2009 (the Fifteenth Period, March 1, 2009 - August 31, 2009)

(Omitted)

3. Financial Statements, etc.

(1) Balance Sheet:

Subjects \ Period	Previous Period (As of February 29, 2008)		This Period (As of August 31, 2008)		Increase or Decrease	
	Amount (¥ in thousands)	Composition Ratio (%)	Amount (¥ in thousands)	Composition Ratio (%)	Amount (¥ in thousands)	v. Previous Period (%)
ASSETS						
I. Current assets:						
Cash and deposit	4,093,989		6,675,077		2,581,087	
Trust cash and trust deposit	10,380,414		12,047,098		1,666,684	
Rental receivables	768,942		888,013		119,070	
Consumption tax refundable	1,208,067		490,580		△717,487	
Other current assets	486,317		567,941		81,624	
Total current assets	16,937,730	3.1	20,668,710	3.5	3,730,979	22.0
II. Non-current assets: *1						
1. Property and equipment:						
Buildings	223,768		398,063		174,295	
Accumulated depreciation	1,732		6,843		5,111	
Building improvements	3,300		11,503		8,203	
Accumulated depreciation	25		195		170	
Industrial tool and material	1,948		3,838		1,889	
Accumulated depreciation	43		193		149	
Land	2,176,572		5,432,461		3,255,888	
Trust buildings	216,322,156		238,972,549		22,650,392	
Accumulated depreciation	20,499,822		24,718,268		4,218,445	
Trust building improvements	11,251,561		11,959,549		707,988	
Accumulated depreciation	1,499,754		1,761,470		261,716	
Trust machinery and equipment	994,826		1,278,403		283,576	
Accumulated depreciation	172,000		211,052		39,052	
Trust industrial tool and material	2,558,051		3,161,132		603,081	
Accumulated depreciation	596,530		747,411		150,880	
Trust land	306,279,571		321,808,140		15,528,568	
Total property and equipment	517,041,848	94.6	555,580,206	94.2	38,538,358	7.5
2. Intangible fixed assets:						
Trust leasehold interest	8,901,150		8,964,956		63,805	
Trust and other intangible fixed assets	164,258		159,431		△4,826	
Total intangible fixed assets	9,065,409	1.7	9,124,388	1.6	58,979	0.7
3. Investments, etc.:						
Tenant leasehold and security deposits	3,357,508		3,350,008		△7,500	
Long-term prepaid expenses	91,306		145,730		54,423	
Other investments and assets	113,687		568,982		455,295	
Total investments and assets	3,562,502	0.6	4,064,721	0.7	502,218	14.1
Total non-current assets	529,669,760	96.9	568,769,316	96.5	39,099,555	7.4
III. Deferred assets:						
Issue costs of Investment Corporation Bonds	223,654		192,038		△31,616	
Total deferred assets	223,654	0.0	192,038	0.0	△31,616	△14.1
Total Assets	546,831,146	100.0	589,630,065	100.0	42,798,919	7.8

Subjects \ Period	Previous Period (As of February 29, 2008)		This Period (As of August 31, 2008)		Increase or Decrease	
	Amount (¥ in thousands)	Composition Ratio (%)	Amount (¥ in thousands)	Composition Ratio (%)	Amount (¥ in thousands)	v. Previous Period (%)
LIABILITIES						
I. Current liabilities:						
Sales debt	613,614		672,278		58,664	
Short-term Investment Corporation Bonds	24,984,933		24,985,564		630	
Short-term debt *2	73,100,000		108,100,000		35,000,000	
Long-term debt repayable within one year	-		5,000,000		5,000,000	
Accounts payable	43,606		2,031		△41,575	
Accrued expenses	1,354,017		1,490,692		136,675	
Income tax payable, etc.	12,855		5,171		△7,684	
Rent received in advance	1,606,020		1,695,356		89,335	
Deposit received	658,108		982,261		324,153	
Trust tenant leasehold and security deposits scheduled to be returned within one year *1	5,428,816		4,923,439		△505,377	
Other current liabilities	55,475		12,209		△43,266	
Total current liabilities	107,857,449	19.7	147,869,005	25.1	40,011,556	37.1
II. Non-current liabilities						
Investment Corporation Bonds	100,000,000		100,000,000		-	
Long-term debt	5,000,000		7,400,000		2,400,000	
Tenant leasehold and security deposits	39,558		256,339		216,781	
Trust tenant leasehold and security deposits*1	77,037,694		77,258,970		221,276	
Other Non-current liabilities	-		378		378	
Total non-current liabilities	182,077,252	33.3	184,915,688	31.3	2,838,435	1.6
Total Liabilities	289,934,701	53.0	332,784,694	56.4	42,849,992	14.8
Net Assets *4						
I. Equity of Investors						
1. Unitholders' equity						
Unitholders' equity	250,764,406		250,764,406		-	
2. Retained Earnings						
Unappropriated retained earnings at the end of the period	6,132,038		6,080,965		△51,073	
Total Capital of Investors	256,896,444	47.0	256,845,371	43.6	△51,073	△0.0
Total Net Assets	256,896,444	47.0	256,845,371	43.6	△51,073	△0.0
Total Liabilities and Net Assets	546,831,146	100.0	589,630,065	100.0	42,798,919	7.8

(2) Statement of Income:

Subjects \ Period	Previous Period For the Period from September 1, 2007 to February 29, 2008		This Period For the Period from March 1, 2008 to August 31, 2008		Increase or Decrease	
	Amount (¥ in thousands)	Percentage (%)	Amount (¥ in thousands)	Percentage (%)	Amount (¥ in thousands)	Percentage (%)
I. Operating revenues:	18,708,863	100	20,254,079	100.0	1,545,215	8.3
Rental revenues *1	18,708,863		20,254,079		1,545,215	
II. Operating expenses:	11,199,954	59.9	12,475,928	61.6	1,275,974	11.4
Property-related expenses *1	9,272,335		10,343,876		1,071,541	
Asset management fees	1,607,136		1,783,904		176,768	
Compensation of Officers	5,806		5,940		133	
Custodian fees	76,858		83,255		6,397	
General administration fees	129,943		139,016		9,072	
Others	107,874		119,935		12,060	
Operating income	7,508,909	40.1	7,778,150	38.4	269,241	3.6
III. Non-operating revenues:	17,659	0.1	29,768	0.2	12,108	68.6
Interest received	16,298		15,649		△649	
Other non-operating Income or Loss	1,361		14,119		12,757	
IV. Non-operating expenses:	1,380,897	7.4	1,712,748	8.5	331,851	24.0
Interest expense	477,649		698,587		220,937	
Interest expenses of Short-term Investment Corporation Bonds	45,198		116,838		71,639	
Interest expenses of Investment Corporation Bonds	781,979		793,020		11,040	
Amortization of issue costs of Investment Corporation Bonds	32,171		33,346		1,174	
Loan-related costs	31,718		62,672		30,954	
Other non-operating expenses	12,179		8,284		△3,895	
Ordinary income	6,145,671	32.8	6,095,170	30.1	△50,501	△0.8
Income before income taxes	6,145,671	32.8	6,095,170	30.1	△50,501	△0.8
Income taxes, Inhabitant taxes, and Enterprise taxes	12,855		5,184		△7,671	
Adjustment of income taxes, etc.	927		9,205		8,277	
Net income	6,131,888	32.8	6,080,780	30.0	△51,107	△0.8
Retaining earnings at the beginning of the period	150		184		34	
Retained earnings at the end of the period	6,132,038		6,080,965		△51,073	

(3) Statement of Changes in Equity of Investors:

Previous Period (From September 1, 2007 to February 29, 2008)

(thousand yen)

	Equity of Investors			Total Net Assets
	Total Unitholders' Equity	Retained Earnings Unappropriated retained earnings at the end of the period	Total Equity of Investors	
Outstanding amount of the end of last period	250,764,406	6,396,371	257,160,778	257,160,778
Changes in amount Dividends of retained earnings Net income for this period	- -	Δ6,396,221 6,131,888	Δ6,396,221 6,131,888	Δ6,396,221 6,131,888
Total Changes in amount this period	-	Δ264,333	Δ264,333	Δ264,333
Outstanding amount of the end of the period	250,764,406	6,132,038	256,896,444	256,896,444

This Period (From March 1, 2008 to August 31, 2008)

(thousand yen)

	Equity of Investors			Total Net Assets
	Total Unitholders' Equity	Retained Earnings Unappropriated retained earnings at the end of the period	Total Equity of Investors	
Outstanding amount of the end of last period	250,764,406	6,132,038	256,896,444	256,896,444
Changes in amount Dividends of retained earnings Net income for this period	- -	Δ6,131,854 6,080,780	Δ6,131,854 6,080,780	Δ6,131,854 6,080,780
Total Changes in amount this period	-	Δ51,073	Δ51,073	Δ51,073
Outstanding amount of the end of the period	250,764,406	6,080,965	256,845,371	256,845,371

(4) Statement of Cash Distribution:

(yen)

Subjects / Period	Previous Period (From September 1, 2007 to February 29, 2008)	This Period (From March 1, 2008 to August 31, 2008)
I Retained earnings at end of period	6,132,038,579	6,080,965,039
II Dividends	6,131,854,230	6,080,835,966
(Dividends per unit)	(15,865)	(15,733)
III Retained earnings brought forward to the next period	184,349	129,073

Calculation method of amount of dividends

Under the basic policy provided for in Article 26, Paragraph1, Item 2 of such Articles of Incorporation stating that "all profits shall be distributed to investors by cash", it has distributed as dividends 6,080,835,966 yen for this period (6,131,854,230yen for the previous period) representing all of the retained earnings at the end of current period (excluding any fraction which would offer less than one yen dividend per one unit), considering that individual investors are required to calculate

capital gain or loss for each dividend exceeding such profits if the Investment Corporation makes distribution of money exceeding the profits set forth in Article 26, Paragraph 2 of its Articles of Incorporation.

(5) Statement of Cash Flow:

Subjects / Period	Previous Period For the Period from September 1, 2007 to February 29, 2008	This Period For the Period from March 1, 2008 to August 31, 2008	Increase or Decrease
	Amount	Amount	Amount
I Cash Flows from Operating Activities:	(¥ in thousands)	(¥ in thousands)	(¥ in thousands)
Income before income taxes	6,145,671	6,095,170	Δ50,501
Depreciation	4,160,162	4,758,294	598,132
Amortization of issue costs of Investment Corporation Bonds	32,171	33,346	1,174
Loss on retirement of fixed assets	19,962	168,999	149,036
Interest received	Δ16,298	Δ15,649	649
Interest expense	1,304,828	1,608,445	303,617
Increase or Decrease of operating acounts receivables	Δ127,572	Δ119,070	8,502
Increase or Decrease of consumption tax refundable	Δ1,208,067	717,487	1,925,555
Increase or Decrease of long-term prepaid expenses	8,061	Δ54,423	Δ62,484
Increase or Decrease of operating accounts payable	175,439	104,931	Δ70,507
Increase or Decrease of consumption tax payable, etc.	Δ96,001	-	96,001
Increase or Decrease of accounts payable	Δ26,499	Δ41,677	Δ15,178
Increase or Decrease of accrued unpaid expenses	Δ114,119	85,949	200,069
Increase or Decrease of advance received	206,384	89,335	Δ117,048
Increase or Decrease of deposit received	Δ180,767	324,153	504,920
Others	142,577	Δ133,717	Δ276,294
Sub-total	10,425,931	13,621,575	3,195,643
Interest received	16,298	15,649	Δ649
Payment of interest	Δ1,163,054	Δ1,440,882	Δ277,827
Payment of corporate tax	Δ22,450	Δ12,868	9,582
Net cash provided by operating activities	9,256,724	12,183,473	2,926,749
II Cash Flows from Investing Activities:			
Payment for acquisition of property and equipment	Δ2,405,589	Δ3,440,277	Δ1,034,687
Payment for acquisition of trust property and equipment	Δ71,337,517	Δ40,054,186	31,283,331
Revenue from tenant leasehold and security deposits	39,558	216,781	177,223
Payment for deposited trust tenant leasehold and security deposits	Δ4,756,685	Δ2,518,480	2,238,205
Revenue from deposited trust tenant leasehold and security deposits	3,270,449	1,786,212	Δ1,484,236
Purchases of trust intangible property and equipment	Δ5,520	Δ84,577	Δ79,057
Payment for depositing trust tenant leasehold and security deposits	Δ10,050	-	10,050
Revenue from depositing trust tenant leasehold and security deposits	7,500	7,500	-
Revenue from decrease of other investments and assets	Δ13,076	-	13,076
Purchases of other investments and assets	-	1,012	1,012
Net cash used in investing activities	Δ75,210,931	Δ44,086,012	31,124,919
III Cash Flows from Financing Activities:			
Proceeds from issuance of short-term investment corporation bonds	24,938,686	49,882,063	29,943,376
Payment for redemption of short-term investment corporation bonds	-	Δ50,000,000	Δ50,000,000
Proceeds from short-term debt	34,870,000	42,000,000	7,130,000
Payment for short-term debt	-	Δ7,000,000	Δ7,000,000
Proceeds from issuance of investment corporation bonds	-	7,400,000	7,400,000
Net cash provided by financing activities	53,412,656	36,150,311	Δ17,262,345
IV Net Change in Cash and Cash Equivalents	Δ12,541,550	4,247,772	16,789,322
V Cash and Cash Equivalents at the Beginning of the Period	27,015,954	14,474,403	Δ12,541,550
VI Cash and Cash Equivalents at the End of the Period ※	14,474,403	18,722,175	4,247,772

(6) Table of Explanatory Notes:

(Omitted)

(7) Increase or Decrease of Investment Units Issued and Outstanding:

There was no capital increase, etc. during this period. The outline of capital increase, etc. until the previous period is as listed below:

Date	Summary	Number of units issued and outstanding		Aggregate invested capital (million yen)		Note
		Increase/ decrease	Balance	Increase/ decrease	Balance	
September 14, 2001	Private placement for incorporation	400	400	200	200	Note 1
March 12, 2002	Public offering for capital increase	52,000	52,400	23,462	23,662	Note 2
March 4, 2003	Public offering for capital increase	95,000	147,400	47,697	71,360	Note 3
March 26, 2003	Allocation of investment units to a third party	5,102	152,502	2,561	73,921	Note 4
March 2, 2004	Public offering for capital increase	67,000	219,502	42,267	116,188	Note 5
March 8, 2005	Public offering for capital increase	56,000	275,502	43,175	159,364	Note 6
March 29, 2005	Allocation of investment units to a third party	4,000	279,502	3,083	162,448	Note 7
September 14, 2005	Public offering for capital increase	23,000	302,502	19,109	181,557	Note 8
September 21, 2006	Public offering for capital increase	78,000	380,502	64,263	245,821	Note 9
September 27, 2006	Allocation of investment units to a third party	6,000	386,502	4,943	250,764	Note 10

Note 1 The Investment Corporation was incorporated through private placement at the issue price of 500,000 yen per unit.

Note 2 New investment units were issued at the issue price of 470,000 yen per unit (subscription price of 451,200 yen) in order to raise funds and refund short-term debts for acquiring new real property.

Note 3 New investment units were issued at the issue price of 521,228 yen per unit (subscription price of 502,080 yen) in order to raise funds and refund short-term debts for acquiring new real property.

Note 4 New investment units were issued at the subscription price of 502,080 yen per unit from the allocation of investment units to a third-party in order to raise funds and refund short-term debts for acquiring new real property.

Note 5 New investment units were issued at the issue price of 654,910 yen per unit (subscription price of 630,852 yen) in order to raise funds and refund short-term debts for acquiring new real property.

Note 6 New investment units were issued at the issue price of 798,700 yen per unit (subscription price of 770,990 yen) in order to raise funds and refund short-term debts for acquiring new real property.

Note 7 New investment units were issued at the subscription price of 770,990 yen per unit from the allocation of investment units to a third party in order to raise funds and refund short-term debts for acquiring new real property.

Note 8 New investment units were issued at the issue price of 861,300 yen per unit (subscription price of 830,850 yen) in order to refund short-term debts.

Note 9 New investment units were issued at the issue price of 852,600 yen per unit (subscription price of 823,890 yen) in order to raise funds and refund short-term debts for acquiring new real property.

Note 10 New investment units were issued at the subscription price of 823,890 yen per unit from the allocation of investment units to a third party in order to raise funds and refund short-term debts for acquiring new real property.

4. Changes in Officers
N/A

5. Reference Information

(1) Composition of Assets of the Investment Corporation

		Previous Period (as of February 29, 2008)		This Period (as of August 31, 2008)	
Classification of Assets	Region	Total Amount of Holdings (Note 1)	Percentage of Total Assets	Total Amount of Holdings (Note 1)	Percentage of Total Assets
		(million yen)	(%)	(million yen)	(%)
Real property	Tokyo metropolitan area	2,403	0.4	5,838	1.0
Trust Beneficial Interest for Real Property	Tokyo metropolitan area	279,104 (Note 2)	51.0	277,648	47.1
	Osaka and Nagoya metropolitan area	169,829	31.1	188,629	32.0
	Other metropolitan areas	74,768	13.7	92,588	15.7
Sub-total		523,702	95.8	558,865	94.8
Deposit and other assets		20,724	3.8	24,926	4.2
Total Assets		546,831	100.0	589,630	100.0

Note 1: Aggregate holdings show the reported figures on the Balance Sheet as of the end of the period (Those of real property and trust real property are shown by book value after depreciation).

Note 2: A part of "G-Bldg. Jingumae02 (old name:Jingumae 4-chome East Project " is included.

(2) Outline of portfolio properties

As of August 31, 2008, the principal real property (top ten properties in book value) held by the Investment Corporation is as listed below:

Name of Real property, etc.	Book Value	Leasable Area (Note 1)	Leased Area (Note 2)	Occupancy Ratio (Note 3)	Rental Income as Percentage of Total Revenues	Major Use

					(Note 3)	
	(million yen)	(m^2)	(m^2)	%	%	
Higashi-Totsuka Aurora City (trust beneficial interest)	51,128	151,429.78	151,429.78	100.0	6.8	Retail facilities
Nara Family (trust beneficial interest)	31,700	85,075.32	84,952.72	99.9	11.0	Retail facilities
AEON Yachiyo Midorigaoka Shopping Center (trust beneficial interest)	30,783	132,294.48	132,294.48	100.0	3.4	Retail facilities
AEONMALL Tsurumi Leafa (trust beneficial interest)	29,730	138,538.63	138,538.63	100.0	4.4	Retail facilities
8953 Saitama Urawa Building (trust beneficial interest) (Note 4)	27,337	64,236.71	64,236.71	100.0	-	Retail facilities
GYRE (trust beneficial interest)	22,921	4,934.28	4,934.28	100.0	3.1	Retail facilities
AEONMALL Itami Terrace (trust beneficial interest)	20,047	150,589.06	150,589.06	100.0	2.8	Retail facilities
Ario Otori (trust beneficial interest)	19,685	95,135.36	95,135.36	100.0	1.5	Retail facilities
Kawaramachi OPA (trust beneficial interest)	18,920	18,848.20	18,848.20	100.0	1.7	Retail facilities
AEON Sapporo Hassamu Shopping Center (trust beneficial interest)	18,599	102,169.00	102,169.00	100.0	2.4	Retail facilities
Total (Note 5)	270,854	943,250.82	943,128.22	100.0	40.9	

Note 1 "Leaseable Area" means the total leaseable area of the building of each property used as stores, offices, etc. indicated in the lease agreement or the plan of such property and it does not include the leaseable area of warehouses and land (flat parking lots).

Note 2 "Leased Area" means the total leased area of the building of each property used as stores, offices, etc. indicated in the lease agreement and it does not include the leased area of warehouses and land (flat parking lots).

Note 3 "Occupancy Ratio" (percentage of leased area against the leasable area at the end of the relevant calculation period) and "Rental Income as Percentage of Total Revenues" are calculated by rounding to the nearest first decimal place.

Note 4 Rental income etc. is undisclosed because the consent from the tenant has not been acquired.

Note 5: "Total Occupancy Ratio" represents the percentage of total leased area against the total leasable area at the end of the relevant calculation period and is calculated by rounding to the nearest first decimal place.

As of August 31, 2008, the retail facilities held by the Investment Corporation are as listed below:

Name of Real Estate, etc.	Location (Note 1)	Form of Ownership	Leasable Area (Note 2)	Appraisal Value at End of Period (Note 3)	Book Value
			(m^2)	(million yen)	(million yen)
Sendai Nakayama Shopping Center	35-40,57,5 Minami Nakayama 1-chome,Izumi-ku, Sendai-shi, Miyagi	Trust beneficial interest	46,248.96	12,500	9,655
ESPA Kawasaki	1, 2 Oda-sakae 2-chome, Kawasaki-ku, Kawasaki-shi Kanagawa	Trust beneficial interest	65,313.47	15,740	14,946
8953 Osaka Shinsaibashi Building	4-12 Minami Senba 3-chome, Chuo-ku,Osaka-shi, Osaka	Trust beneficial interest	13,666.96	16,200	13,513
JUSCO Chigasaki Shopping Center	5-16 Chigasaki 3-chome, Chigasaki-shi, Kanagawa	Trust beneficial interest	63,652.33	7,890	7,704
Hakata Reverain (Note 4)	3-1 Shimo-Kawabatamachi, Hakata-ku, Fukuoka-shi, Fukuoka	Trust beneficial interest	25,920.11	7,480	6,558
Ito-Yokado Narumi	232 Urasato 3-chome, Midori-ku, Nagoya-shi, Aichi	Trust beneficial interest	50,437.91	6,630	7,915
8953 Minami Aoyama Building	8-5 Minami Aoyama 5-chome, Minato-ku, Tokyo	Trust beneficial interest	1,540.98	7,640	5,334
Nara Family	4-1 Saidaiji-higashimachi 2-chome, Nara-shi, Nara	Trust beneficial interest	85,075.32	37,300	31,700
Abiko Shopping Plaza	11-1 Abiko 4-chome, Abiko-shi, Chiba, etc.	Trust beneficial interest	42,642.36	13,800	10,367
Ito-Yokado Yabashira	15-8 Higurashi 1-chome, Matsudo-shi, Chiba, etc.	Trust beneficial interest	21,581.65	2,010	1,556
Ito-Yokado, Kamifukuoka Higashi	1-30 Ohara 2-chome, Fujimino-shi, Saitama	Trust beneficial interest	28,316.18	7,570	6,629
Ito-Yokado Nishikicho	12-1 Nishikicho 1-chome, Warabi-shi, Saitama	Trust beneficial interest	73,438.52	14,500	12,366
8953 Daikanyama Building	35-17 Ebisu-nishi 1-chome, Shibuya-ku, Tokyo	Trust beneficial interest	599.79	1,730	1,263
8953 Harajuku Face Building	32-5 Jingumae, 2-chome, Shibuya-ku, Tokyo	Trust beneficial interest	1,479.10	4,290	2,772
AEONMALL Higashiura	62-1 Aza-toueicho, Oaza-ogawa, Chitagun-Higshiuracho, Aichi, etc.	Trust beneficial interest	129,124.73	11,300	8,543
AEON Kashiihama Shopping Center	12-1 Kashiihama 3-chome, Higashi-ku, Fukuoka-shi, Fukuoka	Trust beneficial interest	109,616.72	15,100	12,939
AEON Sapporo Naebo Shopping Center	1-1 Higashinaebonijo 3-chome, Higashi-ku, Sapporo-shi, Hokkaido	Trust beneficial interest	74,625.52	10,800	8,286

GYRE	10-1 Jingumae 5-chome, Shibuya-ku, Tokyo	Trust beneficial interest	4,934.28	30,200	22,921
Esquisse Omotesando Annex	1-17 Jingumae, 5-chome, Shibuya-ku, Tokyo	Trust beneficial interest	540.78	1,500	884
Ito-Yokado Tsunashima	8-1 Tsunashima-nishi 2-chome, Kohoku-ku, Yokohama-shi, Kanagawa	Trust beneficial interest	16,549.50	5,520	5,005
Bic Camera Tachikawa	12-2 Akebonocho2-chome Tachikawa-shi, Tokyo	Trust beneficial interest	20,983.43	12,600	11,894
Itabashi SATY	6-1 Tokumaru 2-chome, Itabashi-ku, Tokyo	Trust beneficial interest	72,253.88	14,700	12,132
8953 Kita Aoyama Building	14-8 Kita Aoyama 3-chome, Minato-ku, Tokyo	Trust beneficial interest	492.69	1,530	992
AEONMALL Yamato	2-6 Shimotsuruma 1-chome, Yamato-shi, Kanagawa	Trust beneficial interest	85,226.68	20,400	16,585
SEIYU Hibarigaoka	9-8 Sumiyoshicho 3-chome, Nishi-Tokyo-shi, Tokyo	Trust beneficial interest	19,070.88	7,590	5,619
Tobata SATY	2-2 Shioi-cho, Tobata-ku, Kita-Kyushu-shi, Fukuoka	Trust beneficial interest	93,258.23	7,180	6,117
JUSCO City Takatsuki	47-2 Haginosho 3-chome, Takatsuki-shi, Osaka	Trust beneficial interest	77,267.23	11,700	11,296
8953 Jiyugaoka Building	9-17 Jiyugaoka 2-chome, Meguro-ku, Tokyo, etc.	Trust beneficial interest	1,814.15	3,482	2,660
JUSCO City Yagoto	2-1 Ishizaka, Kojimachi-aza, Showa-ku, Nagoya-shi, Aichi	Trust beneficial interest	63,778.44	4,020	3,829
JUSCO Naha	10-2 Kanagusuku 5-chome, Naha-shi-aza, Okinawa	Trust beneficial interest	79,090.48	11,500	10,734
Cheers Ginza	9-5 Ginza 5-chome, Chuo-ku, Tokyo	Trust beneficial interest	1,686.58	4,420	4,153
JUSCO City Nishi-Otsu	11-1 Ohjigaoka 3-chome, Otsu-shi, Shiga	Trust beneficial interest	62,717.26	12,200	13,277
Kyoto Family	1-1 Ikejiricho, Yamanouchi, Ukyo-ku, Kyoto-shi, Kyoto	Trust beneficial interest	25,606.48	6,550	5,482
Higashi-Totsuka Aurora City	535-1, 536-1, 537-1, 9 Shinanocho, Totsuka-ku, Yokohama-shi, Kanagawa	Trust beneficial interest	151,429.78	46,200	51,128
Omiya SATY	574-1 Kushibikicho 2-chome, Kita-ku, Saitama-shi, Saitama	Trust beneficial interest	75,344.90	6,480	6,287
Loc City Ogaki	233-1 Nakashima, Michidukacho, Ogaki-shi, Gifu, etc.	Trust beneficial interest	57,500.35	4,750	4,687
Kawaramachi OPA	385 Komeyacho, Shijo-agaru, Kawaramachi-dori, Nakagyo-ku, Kyoto-shi, Kyoto	Trust beneficial interest	18,848.20	18,000	18,920

AEON Ueda Shopping Center	12-18 Tsuneda 2-chome, Ueda-shi, Nagano	Trust beneficial interest	61,349.07	8,820	9,446
AEONMALL Tsurumi Leafa	17-1 Tsurumi 4-chome, Tsurumi-ku, Osaka-shi, Osaka	Trust beneficial interest	138,538.63	30,600	29,730
AEONMALL Itami Terrace	1-1 Fujinoki 1-chome, Itami-shi, Hyogo	Trust beneficial interest	150,589.06	19,800	20,047
Ito-Yokado Yotsukaido	(tentative) Area number 5-1 Within Land Readjustment Project Area of North of Yotsukaido-shi, Chiba	Trust beneficial interest	59,207.19	12,900	13,977
Oyama Yuen Harvest walk	1457 Oaza－Kizawa, Oyama-shi, Tochigi	Trust beneficial interest	58,767.20	8,840	10,249
AEON Yachiyo Midorigaoka Shopping Center	1-3 Midorigaoka 2-chome, Yachiyo-shi, Chiba	Trust beneficial interest	132,294.48	27,600	30,783
8953 Jingumae 6 Building	28-3 Jingumae 6-chome, Shibuya-ku, Tokyo	Real estate	670.43	2,730	2,402
8953 Saitama Urawa Building	11-1 Higashitakasago-cho Urawa-ku, Saitama-shi, Saitama	Trust beneficial interest	64,236.71	28,500	27,337
AEON Sapporo Hassamu Shopping Center	1-1 Hassamu Hachijyo 12-chome, Nishi-ku Sapporo-shi, Hokkaido	Trust beneficial interest	102,169.00	18,400	18,599
Ario Otori	547-15 Kami, Nishi-ku, Sakai-shi , 199-12 Otori Minami-cho 3-Cho, Nishi-ku, Sakai-shi, Osaka,	Trust beneficial interest	95,135.36	18,200	19,685
G-Bldg. Jingumae01	21-5 Jingumae 4-chome, Shibuya-ku Tokyo	Real estate	555.75	3,900	3,436
G-Bldg. Jingumae02	9-9 Jingumae 4-chome, Shibuya-ku Tokyo	Trust beneficial interest	426.29	2,250	2,341
Total			2,625,613.98	605,542	564,703

Note 1 "Location" means the residence indication or the location indicated in the land registry book.

Note 2 "Leaseable Area" means the total leaseable area of the building of each property used as stores, offices, etc. indicated in the lease agreement or the plan of such property and it does not include the leaseable area of warehouses and land (flat parking lots).

Note 3 "Appraisal Value at End of Period" shows the value appraised by the real estate appraiser (CB Richard Ellis K.K., Daiwa Real Estate Appraisal Co., Ltd. and Japan Real Estate Institute) in accordance with the methods and standard of assets valuation as stipulated in the Articles of Incorporation of the Investment Corporation as well as the regulations as stipulated by The Investment Trusts Association, Japan.

Note 4: Although the Investment Corporation owns 50% of the share of quasi-co-ownership in respect of Hakata Rivarein after the partial sale of its ownership interest on August 1, 2007, the leaseable area above shows the total area of the property.

The progress of rental business of each retail facility in which the Investment Corporation invests is as described below:

Name of Real Estate, etc.	Previous Period (September 1, 2007 to February 29, 2008)				This Period (March 1, 2008 to August 31, 2008)			
	Number of Tenants at End of Period (Note 1)	Occupancy Ratio at End of Period (Note 2)	Proceeds from Rental Business (million yen)	Rental Income as Percentage of Total Revenues (Note 2)	Number of Tenants at End of Period (Note 1)	Occupancy Ratio at End of Period (Note 2)	Proceeds from Rental Business	Rental Income as Percentage of Total Revenues (Note 2)
		%	million yen	%		%	million yen	%
Sendai Nakayama Shopping Center	2	100.0	451	2.4	2	100.0	458	2.3
ESPA Kawasaki	5	100.0	491	2.6	5	100.0	492	2.4
8953 Osaka Shinsaibashi Building	1	100.0	407	2.2	1	100.0	407	2.0
JUSCO Chigasaki Shopping Center	1	100.0	274	1.5	1	100.0	274	1.4
Hakata Reverain	70	96.9	552	2.9	66	93.0	518	2.6
Ito-Yokado Narumi	1	100.0	264	1.4	1	100.0	264	1.3
8953 Minami Aoyama Building	3	100.0	217	1.2	2	80.7	154	0.8
Nara Family	134	99.8	2,200	11.8	135	99.9	2,224	11.0
Abiko Shopping Plaza	54	100.0	741	4.0	54	100.0	683	3.4
Ito-Yokado Yabashira	1	100.0	78	0.4	1	100.0	78	0.4
Ito-Yokado Kamifukuoka Higashi	1	100.0	256	1.4	1	100.0	256	1.3
Ito-Yokado Nishikicho	1	100.0	444	2.4	1	100.0	444	2.2
8953 Daikanyama Building	1	100.0	37	0.2	1	33.5	25	0.1
8953 Harajuku Face Building	5	100.0	103	0.5	4	100.0	105	0.5
AEONMALL Higashiura	1	100.0	383	2.0	1	100.0	465	2.3
AEON Kashiihama Shopping Center	1	100.0	477	2.5	1	100.0	477	2.4
AEON Sapporo Naebo Shopping Center	1	100.0	378	2.0	1	100.0	378	1.9
GYRE	17	100.0	500	2.7	17	100.0	628	3.1
Esquisse Omotesando Annex	2	100.0	33	0.2	2	100.0	31	0.2
Ito-Yokado Tsunashima	1	100.0	180	1.0	1	100.0	180	0.9
Bic-Camera Tachikawa	2	100.0	389	2.1	2	100.0	388	1.9
Itabashi SATY	1	100.0	644	3.4	1	100.0	703	3.5

8953 Kita Aoyama Building	2	100.0	34	0.2	2	100.0	34	0.2
AEONMALL Yamato	1	100.0	534	2.9	1	100.0	535	2.6
SEIYU Hibarigaoka	1	100.0	261	1.4	1	100.0	261	1.3
Tobata SATY	1	100.0	315	1.7	1	100.0	315	1.6
JUSCO City Takatsuki	1	100.0	413	2.2	1	100.0	413	2.0
8953 Jiyugaoka Building	11	100.0	91	0.5	11	100.0	91	0.4
JUSCO City Yagoto	2	100.0	164	0.9	2	100.0	164	0.8
JUSCO Naha	1	100.0	389	2.1	1	100.0	388	1.9
Cheers Ginza	9	100.0	112	0.6	8	89.7	116	0.6
JUSCO City Nishi-Otsu	1	100.0	375	2.0	1	100.0	375	1.8
Kyoto Family	62	99.4	664	3.5	60	99.0	655	3.2
Higashi-Totsuka Aurora City	4	100.0	1,379	7.4	4	100.0	1,381	6.8
Omiya SATY	1	100.0	202	1.1	1	100.0	226	1.1
Loc City Ogaki	1	100.0	332	1.8	1	100.0	326	1.6
Kawaramachi OPA	1	100.0	341	1.8	1	100.0	350	1.7
AEON Ueda Shopping Center	1	100.0	297	1.6	1	100.0	297	1.5
AEONMALL Tsurumi Leafa	1	100.0	887	4.7	1	100.0	894	4.4
AEONMALL Itami Terrace	1	100.0	572	3.1	1	100.0	572	2.8
Ito-Yokado Yotsukaido	1	100.0	290	1.5	1	100.0	290	1.4
Oyama Yuen Harvest Walk	1	100.0	577	3.1	1	100.0	588	2.9
AEON Yachiyo Midorigaoka Shopping Center	1	100.0	673	3.6	1	100.0	684	3.4
8953 Jingumae 6 Building	2	45.9	9	0.0	4	100.0	35	0.2
8953 Saitama Urawa Building (Note 3)	1	100.0	-	-	1	100.0	-	-
AEON Sapporo Hassamu Shopping Center	-	-	-	-	1	100.0	483	2.4
Ario Otori	-	-	-	-	1	100.0	306	1.5
G-Bldg. Jingumae01	-	-	-	-	2	100.0	55	0.3
G-Bldg. Jingumae02	-	-	-	-	1	34.3	9	0.0
Total (Note 4)	414	99.9	18,708	100.0	413	99.9	20,254	100.0

Note 1: "Numbers of tenants" is based upon the numbers of the lease agreements of the

buildings of each such property used as stores, offices, etc.

Note 2: "Occupancy Ratio" (percentage of leased area against the leasable area at the end of the relevant calculation period) and "Rental Income as Percentage of Total Revenues" are calculated by rounding to the nearest first decimal place.

Note 3: Rental income etc. is undisclosed because the consent from the tenant has not been acquired.

Note 4: "Total Occupancy Ratio" represents the percentage of total leased area against the total leasable area at the end of the relevant calculation period and is calculated by rounding to the nearest first decimal place.

[Translation]

October 15, 2008

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yorishige Kondo, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the asset manager:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Fuminori Imanishi, Head of Retail Division
Tel: 03-5293-7081

Notice of Money Refunding

We hereby inform you that the Investment Corporation has decided to refund money as described below.

1. Borrowing within short-term revolving loan program

(1) Reasons for borrowing money

To refund the existing short-term money borrowing.

(2) Description of the borrowing:

Party from which the borrowing is made	Principal amount	Interest rate (Note 1)	Scheduled date of borrowing	Method of borrowing and repaying the principal (Note 2)	Repayment date (Note 2)

Mizuho Corporate Bank, Ltd.	5,000 million yen	1.10693% (from October 17, 2008 through December 30, 2008)	October 17, 2008	Unsecured and unguaranteed To be repaid in a lump sum on the repayment date	October 16, 2009

Note 1: The interest rate on and after December 31, 2008 will be determined on December 26, 2008.

Note 2: The last day of December 2008, March 2009, June 2009 and September 2009, and the repayment date for the principal will be the interest payment dates, and full or partial repayment for the principal is allowed on the interest payment dates.

2. Status of liabilities with interest after the refunding

(Unit: million yen)

	Before refunding	After refunding	Variation
Short-term borrowing	96,275	96,275	±0
Commercial papers	25,000	25,000	0
Sum of short-term liabilities with interest	121,275	121,275	±0
Long-term borrowing (Note 1)	23,400	23,400	0
Investment corporation bonds	100,000	100,000	0
Long-term liabilities with interest	123,400	123,400	0
Sum of liabilities with interest	244,675	244,675	±0

Note 1: The long-term borrowing repayable within 1 year (5,000 million yen) is included.

Note 2: The security deposit and guarantee money owed to the tenants (approximately 82,000 million yen) are excluded from the table.

- End -

[Translation]

October 15, 2008

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yorishige Kondo, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the asset manager:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Fuminori Imanishi, Head of Retail Division
Tel: 03-5293-7081

Notice Regarding Amendments to Articles of Association and the Election of Directors

As set forth in the public notice in the Nihon Keizai Shimbun dated September 22, 2008, the Investment Corporation is scheduled to hold the 6th General Meeting of Unitholders on November 25, 2008. We hereby inform you of the resolution made as follows at the board meeting held on October 15, 2008 regarding amendments to the articles of association and the election of officers.

The following items will become effective after they are approved at the Investment Corporation's 6th General Meeting of Unitholders to be held on November 25, 2008.

1. On the Details of and Reason for the Amendments to the Articles of Association

A. Amendments as of November 25, 2008

(1) Due to the enforcement of the Law for Partial Amendment to the Securities and Exchange Law and the Law Concerning Amendment of Relevant Laws in Association with the Enforcement of the Law for Partial Amendment to the Securities and Exchange Law and the subsequent development and revision of

laws and ordinances relating to the Investment Corporation such as the Law Concerning Investment Trusts and Investment Corporations, we will amend Articles 12, 14, 15, 19, 20 and 21 in order to make any necessary amendments such as making the terms and expressions used in the Investment Corporation's Articles of Association consistent with those of the relevant laws and ordinances.

(2) Due to the amendment to the definition of the assets subject to asset management as a result of the enforcement of the Law for Partial Amendment to the Securities and Exchange Law, we will amend Article 12 and Article 13 in order to clarify and partially expand the scope of the main investment assets and the assets other than investment.

(3) Due to the abolishment of the exemption provision for the case when the Investment Corporation acquires all preferred contribution securities of the specified purpose companies (*tokutei mokuteki kaisha*) as a result of the revision of the Special Taxation Measures Law, we will delete Article 14.6.

(4) Due to the amendment to the definition of the lender to receive the special exception from taxation for investment corporations as a result of the revision of the Special Taxation Measures Law, we will amend Article 21.

(5) We will amend Article 31 (currently Article 32) in order to enable adjustment of the amount of remuneration payable to the Accounting Auditors to an appropriate level, in response to the current environment where the roles, activities and responsibilities of the Accounting Auditors increase in accordance with the increase of managed assets of the Investment Corporation.

(6) We will amend Article 36 (currently Article 37) to shorten the notice period required to convene the meetings of the Board of Directors so that such meetings may be held in a more timely and flexible manner.

(7) We will add Articles 45 and 46, and amend Article 48 (currently Article 47) to enable adoption of electronic methods for exercising voting rights at the General Meetings of Unitholders and to clarify the handling of the exercise of voting rights in writing and inclusion of votes deemed for the affirmative.

(8) We will delete Article 27 since the prorated daily dividend which had been set out to prepare for future amendments to any law or ordinance is not likely to be adopted for the time being.

(9) We will otherwise revise the terms and expressions in the Articles of Association, amend Articles 1 and 2, and Article 43 (currently Article 44) to adjust the provisions, and delete the supplemental provisions.

B. Amendments subject to the enforcement of the Law for the Partial Revision of the Law Concerning Book-entry of Corporate Bonds, etc. to Streamline the Settlement for Transaction of Shares, etc.

(10) We will amend Articles 7, 8, 9, 12 and 13, and Article 32 (currently Article 33) to handle the shares in electronic form.

(11) The above amendment for the electronic shares will be effective upon the enforcement of the Law for the Partial Revision of the Law Concerning Book-entry of Corporate Bonds, etc. to Streamline the Settlement for Transaction of Shares, etc. (Law No. 88 of 2004) and so we will stipulate to that effect in supplemental provisions.

(Please refer to the attached Notice of Convocation of the 6th General Meeting of Unitholders for the details of the amendments of the Articles of Association)

2. On the Election of Directors

The terms of offices of all the Executive Director and the Supervisory Directors will expire on November 30, 2008; the agenda on the appointment of one Executive Director and two Supervisory Directors will be submitted at the 6th General Meeting of Unitholders of the Investment Corporation to be held on November 25, 2008.

In addition, the agenda on the appointment of one Substitute Executive Director and one Substitute Supervisory Director will be submitted in order to fill the vacancy of the offices of the Executive Director or the Supervisory Directors or supplement the number of such directors to meet the requirement of any law or ordinance.

(1) Candidates for Executive Director and Supervisory Directors

Executive Director	Yorishige Kondo (reappointed)
Supervisory Director	Shuichi Namba (reappointed)
Supervisory Director	Masayoshi Satoh (reappointed)

(2) Candidates for Substitute Executive Director and Substitute Supervisory Director

Substitute Executive Director	Fuminori Imanishi (newly appointed)
Substitute Supervisory Director	Shinji Arakawa (newly appointed)

Note: The candidate for the Substitute Executive Director is the head of Retail Division of Mitsubishi Corp.-UBS Realty Inc., the asset manager to which the Investment Corporation currently delegates the management of its assets.

(Please refer to the attached Notice of Convocation of the 6th General Meeting of Unitholders for the details of the election of officers)

3. Schedule for the General Meeting of Unitholders

October 15, 2008	The board's approval given on the agenda for the General Meeting

	of Unitholders
November 10, 2008	Dispatch of the Notice of Convocation of the General Meeting of Unitholders (scheduled)
November 25, 2008	General Meeting of Unitholders (scheduled)

- End -

Attached document

[Schedule] Notice of Convocation for the 6th General Meeting of Unitholders

November 10, 2008

Japan Retail Fund Investment Corporation
Tokyo Building
7-3, Marunouchi 2-chome
Chiyoda-ku, Tokyo 100-6420
Yorishige Kondo, Executive Director

Notice of Convocation for the 6th General Meeting of Unitholders

You are cordially invited to attend the 6th General Meeting of Unitholders of the Investment Corporation, which will be held as described below:

[Translation omitted]

3. Meeting Agenda:

   Items to be Resolved:

Agenda Item 1:	Partial amendment to the Articles of Association
Agenda Item 2	Election of one Executive Director
Agenda Item 3	Election of two Supervisory Directors
Agenda Item 4	Election of one Substitute Executive Director
Agenda Item 5	Election of one Substitute Supervisory Director

-End-

[Translation omitted]

Reference Document for the General Meeting of Unitholders

Agenda and reference matters

Agenda Item 1 Partial amendment to the Articles of Association

1. Reasons for amendment

Amendments as of November 25, 2008

(1) Due to the enforcement of the Law for Partial Amendment to the Securities and Exchange Law and the Law Concerning Amendment of Relevant Laws in Association with the Enforcement of the Law for Partial Amendment to the Securities and Exchange Law and the incidental development and revision of laws and ordinances relating to the Investment Corporation such as the Law Concerning Investment Trusts and Investment Corporations, we will amend Articles 12, 14, 15, 19, 20 and 21 in order to make any necessary amendments such as conforming the terms and expressions used in the Investment Corporation's Articles of Association with those of the relevant laws and ordinances.

(2) Due to the amendment to the definition of the assets subject to asset management as a result of the enforcement of the Law for Partial Amendment to the Securities and Exchange Law, we will amend Article 12 and Article 13 in order to clarify and partially expand the scope of the main investment assets and the assets other than investment.

(3) Due to the abolishment of the exemption provision for the case when the Investment Corporation acquires all preferred contribution securities of specified purpose companies (*tokutei mokuteki kaisha*) as a result of the revision of the Special Taxation Measures Law, we will delete Article 14.6.

(4) Due to the amendment to the definition of the lender to receive the special exception from taxation for investment corporations as a result of the revision of the Special Taxation Measures Law, we will amend Article 21.

(5) We will amend Article 31 (currently Article 32) in order to enable adjustment of the amount of remuneration payable to the Accounting Auditors to an appropriate level, in response to the current environment where the roles, activities and responsibilities of the Accounting Auditors increase in accordance with the amount of the increase of managed assets of the Investment Corporation.

(6) We will amend Article 36 (currently Article 37) to shorten the notice period required to convene the meetings of the Board of Directors so that such meetings may be held in a more timely and flexible manner.

(7) We will add Articles 45 and 46, and amend Article 48 (currently Article 47) to

enable adoption of electronic methods for exercising voting rights at the General Meetings of Unitholders and to clarify the handling of the exercise of voting rights in writing and inclusion of votes deemed for the affirmative.

(8) We will delete Article 27 since the prorated daily dividend which had been set out to prepare for future amendments to any law or ordinance is not likely to be adopted for the time being.

(9) We will otherwise revise the terms and expressions in the Articles of Association, amend Articles 1 and 2, and Article 43 (currently Article 44) to adjustment of the provisions, and delete the supplemental provisions.

Amendments subject to the enforcement of the Law for the Partial Revision of the Law Concerning Book-entry of Corporate Bonds, etc. to Streamline the Settlement for Transaction of Shares, etc.

(10) We will amend Articles 7, 8, 9, 12 and 13, and Article 32 (currently Article 33) to handle the shares in electronic form.

(11) The above amendment for the electronic shares will be effective upon the enforcement of the Law for the Partial Revision of the Law Concerning Book-entry of Corporate Bonds, etc. to Streamline the Settlement for Transaction of Shares, etc. (Law No. 88 of 2004) and so we will stipulate to that effect in supplemental provisions .

2. Details of amendment

[Translation omitted]

Agenda Item 2 Election of one Executive Director

[Translation omitted]

Name (Date of birth)	Brief History	Number of Investment Units Owned by Candidate
Yorishige Kondo (June 18, 1949)	[Translation omitted]	0 units

Note: The above candidate for Executive Director has no special interest relationship with the Investment Corporation. The candidate is currently engaged in the overall operation of the Investment Corporation as an executive director of the Investment Corporation.

Agenda Item 3 Election of two Supervisory Directors

[Translation omitted]

Name (Date of birth)	Brief History	Number of Investment Units Owned by Candidate
Shuichi Namba (December 18, 1957)	[Translation omitted]	0 units
Masayoshi Satoh (August 22, 1951)	[Translation omitted]	0 units

Note: Neither of the above candidates for Supervisory Director has a special interest relationship with the Investment Corporation. Both of the candidates are currently engaged in supervision of the overall performance of the role of executive director of the Investment Corporation as supervisory directors of the Investment Corporation.

Agenda Item 4 Election of one Substitute Executive Director

[Translation omitted]

Name (Date of birth)	Brief History	Number of Investment Units Owned by Candidate
Fuminori Imanishi (November 12, 1956)	[Translation omitted]	0 units

Note: The above candidate for Substitute Executive Director has no interest relationship with the Investment Corporation. The candidate is the head of Retail Division of Mitsubishi Corp.-UBS Realty Inc., the asset manager to which the Investment Corporation currently delegates the management of its assets.

Agenda Item 5 Election of one Substitute Supervisory Director

[Translation omitted]

Name (Date of birth)	Brief History	Number of Investment Units Owned by Candidate

Shinji Arakawa (August 30, 1965)	[Translation omitted]	0 units

Note: The above candidate for Substitute Supervisory Director has no special interest relationship with the Investment Corporation.

-End-

[Translation is omitted hereafter.]

[Translation]

October 29, 2008

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yorishige Kondo, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the asset manager:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Fuminori Imanishi, Head of Retail Division
Tel: 03-5293-7081

Notice of Money Borrowing (Refunding)

We hereby inform you that the Investment Corporation has decided to borrow money as described below.

1. Money Borrowing

(1) Reasons for borrowing money

To refund the existing short-term money borrowing.

2. Description of the borrowing:

Party from which the borrowing is made	Principal amount	Interest rate (Note 1)	Scheduled date of borrowing	Method of borrowing and repaying the principal (Note 2)	Repayment date (Note 2)
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	8,000 million yen	1.16417% (from October 31, 2008 through December 30, 2008)	October 31, 2008	Unsecured and unguaranteed To be repaid in a lump sum on the repayment date	October 30, 2009
Mitsubishi UFJ Trust and Banking Corporation					
The Sumitomo Trust & Banking Co., Ltd.					

Note 1: The interest rate on and after December 31, 2008 will be determined on December 26, 2008.

Note 2: The last day of December 2008, March 2009, June 2009 and September 2009, and the repayment date for the principal will be the interest payment dates.

2. Status of liabilities with interest after the refunding

(Unit: million yen)

		Before refunding	After refunding	Variation
	Short-term borrowing	96,275	96,275	±0
	Commercial papers	25,000	25,000	0
Sum of short-term liabilities with interest		121,275	121,275	±0
	Long-term borrowing (Note 1)	23,400	23,400	0
	Investment corporation bonds	100,000	100,000	0
Long-term liabilities with interest		123,400	123,400	0
Sum of liabilities with interest		244,675	244,675	±0

Note 1: The long-term borrowing repayable within 1 year (5,000 million yen) is included.

Note 2: The security deposit and guarantee money owed to the tenants (approximately 81,000 million yen) are excluded from the table.

- End -

[Translation]

October 31, 2008

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yorishige Kondo, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the asset manager:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Fuminori Imanishi, Head of Retail Division
Tel: 03-5293-7081

Notice of Settlement in the Lawsuit Regarding a Claim for Reduction of Rent with The Daiei, Inc. at Higashi-Totsuka Aurora City

We hereby inform you that a settlement was reached today at the Tokyo High Court pursuant to the agreement as announced in the Notice of Agreement with The Daiei, Inc. at Higashi-Totsuka Aurora City and Revisions of Expected Dividends for the Period Ending in February 2009 (the 14th Period) dated October 10, 2008.
The lawsuits between the Investment Corporation (current trustee: The Chuo Mitsui Trust and Banking Company, Limited) and the tenants regarding the rent for the Property are all resolved following the settlement on October 31, 2008.

The expected management conditions for the period ending in February 2009 (the 14th period) which were publicly announced in our Abbreviated Notice Regarding Settlement of Accounts dated October 15, 2008 are based on the assumption that the settlement is reached at the Tokyo High Court after the execution of the agreement and will not be amended.

-End-

[Translation]

November 19, 2008

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yorishige Kondo, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the asset manager:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Fuminori Imanishi, Head of Retail Division
Tel: 03-5293-7081

Notice of Change to the Scheduled Date for Acquisition of Property of Cheers Sapporo (Tentative name)

We hereby inform you that we changed the scheduled date for acquisition of the property Cheers Sapporo (tentative name) announced in our "Notice of Acquisition of Property" dated July 2, 2007 as described below.

1. Details of Change

Scheduled Date for Acquisition of Property: [Before Change] December 2008
[After Change] March 2009

Name of Property: [Before Change] Cheers Sapporo (tentative name)
[After Change] G DINING SAPPORO

2. Reason for Change

We entered into the sale and purchase agreement for the property on July 3, 2007 and were planning to acquire that property on December 2008, but have decided to

change the acquisition date upon consultation with the seller on the changes to the floor plan and the interior finishing work required for those changes.

The property name which had been tentative has changed to its finalized name.

3. Future Prospect

The change to the scheduled date for acquisition of the property will have no significant impact on the management conditions of Japan Retail Fund Investment Corporation, and there is no change to the forecast for the management conditions for its accounting period ending in February 2009.

- End -

[Translation]

November 26, 2008

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yorishige Kondo, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the asset manager:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Fuminori Imanishi, Head of Retail Division
Tel: 03-5293-7081

Notice of Money Borrowing (Refunding)

We hereby inform you that the Investment Corporation has decided to borrow money as described below.

1. Borrowing within short-term revolving loan program
   (1) Reasons for borrowing money
   To refund the existing short-term money borrowing.

2. Description of the borrowing:

Party from which the borrowing is made	Principal amount	Interest rate (Note 1)	Scheduled date of borrowing	Method of borrowing and repaying the principal (Note 2)	Repayment date (Note 2)
Sumitomo Mitsui Banking Corporation	2,530 million yen	1.11250% (from November 28, 2008 through December 30, 2008)	November 28, 2008	Unsecured and unguaranteed To be repaid in a lump sum on the repayment date	November 27, 2009

Note 1: The interest rate on and after December 31, 2008 will be determined on December 26, 2008.

Note 2: The last day of December 2008, March 2009, June 2009 and September 2009, and the repayment date for the principal will be the interest payment dates. It is possible to repay all or part of the principle on the interest payment dates.

2. Status of liabilities with interest after the refunding

(Unit: million yen)

		Before refunding	After refunding	Variation
	Short-term borrowing	96,275	96,275	±0
	Commercial papers	25,000	25,000	0
Sum of short-term liabilities with interest		121,275	121,275	±0
	Long-term borrowing (Note 1)	23,400	23,400	0
	Investment corporation bonds	100,000	100,000	0
Long-term liabilities with interest		123,400	123,400	0
Sum of liabilities with interest		244,675	244,675	±0

Note 1: The long-term borrowing repayable within 1 year (5,000 million yen) is included.

Note 2: The security deposit and guarantee money owed to the tenants (approximately 81,000 million yen) are excluded from the table.

- End -

Annex A

English Translations, Versions and Summaries

B. ENGLISH LANGUAGE ORIGINAL DOCUMENTS (ATTACHMENTS)

Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953)
News Release – September 26, 2008

Notice Concerning Expansion of Parking Building at AEONMALL Itami Terrace

Japan Retail Fund Investment Corporation ("JRF") (TSE:8953) announced today that it has finalized the details regarding the expansion of the parking building at AEONMALL Itami Terrace, which was announced in its press release "Japan Retail Fund Investment Corporation to Expand AEONMALL Itami Terrace in Hyogo Prefecture" dated January 11, 2008. Changes from the previously announced plan are as described below.

Changes to the Details

	After Change	Before Change
2. Overview of Parking Building to be Expanded		
7) Total construction cost	845 million yen (including design audit charge)	883 million yen (including design audit charge)
9) Completion date	September 26, 2008	October 15, 2008 (planned)
Delivery date	September 26, 2008	N.A.

As disclosed previously on January 11, 2008, JRF expects the rent from the property to rise by approximately 30 million yen due to the increase in fixed rent and about 50 million yen (on an annual NOI basis) due to the increased variable rent based on percentage of sales. However, the estimated increased of the fixed rent includes some tax and public charges and the fixed rent may vary in accordance with the finalized amount of such taxes and charges.

Moreover, AEONMALL Co., Ltd. is currently conducting a significant replacement of tenants in order to further enhance the competitiveness of the property, and plans to complete the store renovation by early December 2008. Thus, the variable rent from the property for fiscal 2009 may not reach the assumed NOI because of the temporary decrease in sales at the property due to the renovation construction.

About JRF: Japan Retail Fund Investment Corporation ("JRF") is the third listed Japanese Real Estate Investment Trust and the first J-REIT to focus exclusively on retail properties. As of the date of this release, JRF owns 49 properties containing approximately 2.6 million square meters of leasable space. Please refer to our website at http://www.jrf-reit.com/english/index.html for further details.

Investor Relations: For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Fuminori Imanishi (Telephone Number: 81-3-5293-7080),

Head of Retail Division at Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund.

This translation is for informational purposes only, and the Japanese language release should be referred to as the original.

Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953)

News Release -- September 26, 2008

Notice Concerning Debt Financing (Determination of Interest Rate)

Japan Retail Fund Investment Corporation (TSE: 8953) announced today the applicable interest rates on its debt for the three months through the end of December 2008, as outlined below.

Lender	Amount Outstanding	Interest Rate (Note 1)	Borrowing Date	Repayment Date (Note 2)
Mizuho Corporate Bank, Ltd.	5,000 (millions of yen)	1.08979%	October 19, 2007	October 17, 2008
The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mitsubishi UFJ Trust and Banking Corporation The Chuo Mitsui Trust and Banking Co., Ltd. The Sumitomo Trust & Banking Co., Ltd. Aozora Bank, Ltd.	8,000 (millions of yen)	1.06917%	November 1, 2007	October 31, 2008
Sumitomo Mitsui Banking Corporation	2,530 (millions of yen)	1.09333%	November 29, 2007	November 28, 2008
Fukuoka Bank	3,000 (millions of yen)	1.09685%	December 21, 2007	December 19, 2008
The Chugoku Bank, Ltd.	2,200 (millions of yen)	1.12685%	December 21, 2007	December 19, 2008
Mizuho Corporate Bank, Ltd.	2,000 (millions of yen)	1.12917%	February 21, 2008	February 20, 2009
The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mitsubishi UFJ Trust and Banking Corporation The Sumitomo Trust & Banking Co., Ltd.	16,200 (millions of yen)	1.13917%	March 31, 2008	March 31, 2009
The Chugoku Bank, Ltd.	2,800 (millions of yen)	1.13917%	March 31, 2008	March 31, 2009
The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mitsubishi UFJ Trust and Banking Corporation The Sumitomo Trust & Banking Co., Ltd.	23,000 (millions of yen)	1.13917%	May 1, 2008	May 1, 2009
Aozora Bank, Ltd.	7,400 (millions of yen)	1.55917%	August 29, 2008	August 29, 2013
The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mitsubishi UFJ Trust and Banking Corporation The Sumitomo Trust & Banking Co., Ltd.	13,000 (millions of yen)	1.13917%	August 29, 2008	August 28, 2009

Mizuho Corporate Bank, Ltd.	1,000 (millions of yen)	1.12917%	August 29, 2008	August 28, 2009
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	10,075 (millions of yen)	1.13917%	September 4, 2008	September 4, 2009
Mitsubishi UFJ Trust and Banking Corporation				
The Sumitomo Trust & Banking Co., Ltd.				
Sumitomo Mitsui Banking Corporation	7,470 (millions of yen)	1.30917%	September 4, 2008	September 4, 2009

(Note 1) Interest rates for the period commencing December 31, 2008 will be determined on December 26, 2008.
(Note 2) Interest payments are due in March, June, September, December and on the principal repayment date, and principal repayment (or partial payment) can be made on the interest payment due dates.

About JRF: Japan Retail Fund Investment Corporation ("JRF") is the third listed Japanese Real Estate Investment Trust and the first J-REIT to focus exclusively on retail properties. As of the date of this release, JRF owns 49 properties containing approximately 2.6 million square meters of leasable space. Please refer to our website at http://www.jrf-reit.com/english/index.html for further details.

Contacts: For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Fuminori Imanishi (Telephone Number: 81-3-5293-7080), Head of Retail Division at Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund.

Investor Relations: Telephone Number: 81-3-5293-7081

This translation is for informational purposes only, and the Japanese language release should be referred to as the original.

Japan Retail Fund Investment Corporation

Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953)
News Release – September 26, 2008

Notice Concerning Debt Financing and Prepayment of Borrowing

Japan Retail Fund Investment Corporation (TSE: 8953) announced today the borrowing money as outlined below.

1. Borrowing money

(1) Reasons for borrowing money

Long-term funds will be procured through syndicated loans in order to repay part of the existing short-term debts, expend and disperse the maturity dates of interest-bearing debts, and diversify procurement methods and sources.

(2) Description of borrowing

Lender	Amount Outstanding	Interest Rate (Note 1)	Scheduled date of borrowing	Method of borrowing and repaying the principal (Note2)	Repayment date (Note2)
The Shinkumi Federation Bank Mitsui Sumitomo Insurance Company, Limited	4,000 (millions of yen)	1.40917% (September 30, 2008~ December 30, 2008)	September 30, 2008	Unsecured and unguaranteed To be repaid in a lump sum on the repayment date	September 30, 2010
Mizuho Corporate Bank, Ltd. Saitama Resona Bank, Limited	4,000 (millions of yen)	1.45917% (September 30, 2008~ December 30, 2008)	September 30, 2008	Unsecured and unguaranteed To be repaid in a lump sum on the repayment date	September 30, 2011
Development Bank of Japan	3,000 (millions of yen)	1.55917% (September 30, 2008~ December 30, 2008)	September 30, 2008	Unsecured and unguaranteed To be repaid in a lump sum on the repayment date	September 30, 2013

(Note 1) Interest rates for the period commencing December 31, 2008 will be determined on December 26, 2008.
(Note 2) Interest payments are due in March, June, September, December and on the principal repayment date, and principal repayment (or partial payment) can be made on the interest payment due dates.

2. Borrowing to be prepaid

(1) Prepayment date

September 30, 2008

(2) Description of borrowing to be prepaid

Lender	Amount Outstanding	Interest Rate (Note 1)	Scheduled date of borrowing	Method of borrowing and repaying the principal (Note2)	Repayment date (Note2)
The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mitsubishi UFJ Trust and Banking Corporation The Chuo Mitsui Trust and Banking Co., Ltd. The Sumitomo Trust & Banking Co., Ltd. Aozora Bank, Ltd.	2,500 (millions of yen)	1.12417% (July 1, 2008～ September 30, 2008)	November 29, 2007	Unsecured and unguaranteed To be repaid in a lump sum on the repayment date	November 28, 2008
The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mitsubishi UFJ Trust and Banking Corporation The Chuo Mitsui Trust and Banking Co., Ltd. The Sumitomo Trust & Banking Co., Ltd. Aozora Bank, Ltd.	2,400 (millions of yen)	1.12417% (July 1, 2008～ September 30, 2008)	December 20, 2007	Unsecured and unguaranteed To be repaid in a lump sum on the repayment date	December 19, 2008
Mizuho Corporate Bank, Ltd.	1,500 (millions of yen)	0.91167% (August 29, 2008～ September 30, 2008)	August 29, 2008	Unsecured and unguaranteed To be repaid in a lump sum on the repayment date	August 28, 2009

3. Status of interest-bearing debt

(Unit: million yen)

	Before prepayment	After prepayment	Variation
Short-term borrowing	102,675	96,275	−6,400
Commercial Paper	25,000	25,000	0
Sum of short-term interest-bearing debt	127,675	121,275	−6,400
Long-term borrowing (Note 1)	12,400	23,400	+11,000
Corporate bond	100,000	100,000	0
Sum of long-term interest bearing debt	112,400	123,400	+11,000
Sum of borrowing and corporate bonds	240,075	244,675	+4,600

(Note 1) The amount of 5,000 million yen as long-term debt due within one year is included.

(Note 2) The above table does not include the rental deposits and guaranteed deposits, paid out by tenants, totaling approximately 82,000 million yen.

About JRF: Japan Retail Fund Investment Corporation ("JRF") is the third listed Japanese Real Estate Investment Trust and the first J-REIT to focus exclusively on retail properties. As of the date of this release, JRF owns 49 properties containing approximately 2.6 million square meters of leasable space. Please refer to our website at http://www.jrf-reit.com/english/index.html for further details.

Contacts: For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Fuminori Imanishi (Telephone Number: 81-3-5293-7080), Head of Retail Division at Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund.

Investor Relations: Telephone Number: 81-3-5293-7081

This translation is for informational purposes only, and the Japanese language release should be referred to as the original.

Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953)

News Release – September 30, 2008

Japan Retail Fund Investment Corporation to Reaches Agreement on Commitment Line

Japan Retail Fund Investment Corporation ("JRF") (TSE:8953) announced today that it has agreed to a Commitment Line as described below.

1. Purpose of Commitment Line agreement
   To secure a flexible and stable method for raising capital in order to acquire properties, renovate existing properties, repay debt and investment corporation bonds and to return deposits.

2. Description of Commitment Line

(1)	Maximum amount:	¥40 billion
(2)	Date of contract:	September 30, 2008
(3)	Ending date:	September 29, 2009
(4)	Contract form:	Commitment Line contract of syndication
(5)	Participants:	The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mitsubishi UFJ Trust and Banking Corporation The Sumitomo Trust & Banking Co., Ltd.
(6)	Collateral:	Unsecured, Unguaranteed

The existing Commitment Line (Max amount: ¥25 billion, Date of contract: February 18, 2008, Ending date: February 17, 2009) is cancelled simultaneously with the agreement of the new Commitment Line described above.

About JRF: Japan Retail Fund Investment Corporation ("JRF") is the third listed Japanese Real Estate Investment Trust and the first J-REIT to focus exclusively on retail properties. As of the date of this release, JRF owns 49 properties containing approximately 2.6 million square meters of leasable space. Please refer to our website at http://www.jrf-reit.com/english/index.html for further details.

Contacts: For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Fuminori Imanishi (Telephone Number: 81-3-5293-7080), Head of Retail Division at Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund.

Investor Relations: Telephone Number: 81-3-5293-7081

Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953)
News Release – October 10, 2008

Japan Retail Fund Investment Corporation to Conclude Agreement with Daiei at Higashi-Totsuka Aurora City and Resulting Revision to Distribution Forecast for Fiscal Period Ending February 2009

Japan Retail Fund Investment Corporation ("JRF") (TSE:8953) announced today that it concluded a reconciliation agreement with The Daiei, Inc. (hereinafter "Daiei"), a tenant of Higashi-Totsuka Aurora City owned by JRF, as described below. JRF and Daiei have been involved in legal proceedings over Daiei's claim for a reduction of rent.

1. Overview of Agreement

The agreement, described below, provides legal reconciliation, following the conclusion of a new agreement concerning parking lots, to a case regarding a claim for reduction in rent and a subsequent appeal that are pending at the Tokyo High Court, as described in (2) below.

(1) Related parties shall conclude a new agreement that stipulates that JRF will maintain, manage and operate all of the parking lots within the property (with a total capacity of 1,620 cars), which previously have been separately maintained and managed by JRF and each of the two tenants of the property.

(2) Related parties shall mutually confirm that the monthly rent for the period between November 1, 2003 and the date of reconciliation (scheduled for October 31, 2008) will be maintained as is, and that neither party will cancel the lease agreement before maturity nor claim for reduced/increased rent for a period of five years from the date of reconciliation. JRF shall pay 205 million yen to Daiei as reconciliation.

Furthermore, each related party will respectively withdraw their cases concerning the claim for increased rent and the counter claim for confirming the reduction in rent (filed by Daiei on February 19, 2007), which have been separately filed and are pending at the Tokyo District Court, as of the date of the reconciliation.

2. History of the Lawsuit

December 22, 2004	Claim for reduced rent filed by Daiei to the Tokyo District Court
March 24, 2006	JRF's acquisition of trust beneficiary interest in the property
	Succession of the suit by JRF from the former owner

August 8, 2006	Claim against Daiei for increased rent filed by JRF in the Tokyo District Court
February 19, 2007	Counter claim filed by Daiei against JRF concerning the claim filed to increase rent
May 23, 2007	Decision by the Tokyo District Court, approving part of the claim to reduce monthly rent, for which Daiei had been demanding confirmation
June 5, 2007	Appeal to the Tokyo High Court concerning the decision by the Tokyo District Court
October 10, 2008	Conclusion of agreement with Daiei
October 31, 2008	Approval of reconciliation by the Tokyo High Court (scheduled)

3. Outlook for JRF's Management Performance

The conclusion of the agreement will not have any material impact on the forecast for the fiscal period ended August 2008 (the 13th fiscal period), which was disclosed on April 15, 2008. JRF will not change any of its forecast.

As for the forecast for the fiscal period ending February 2009 (the 14th fiscal period), JRF has revised its distribution forecast, as indicated below, reflecting the impact of paying 205 million yen as reconciliation as well as the latest interest rate-related expectations, etc. The revision has been made on the premise that the reconciliation is approved by the Tokyo High Court after the conclusion of the reconciliation agreement.

Revision to Distribution Forecast for Fiscal Period Ending February 2009 (the 14th Fiscal Period)

	Distribution per unit (excluding distribution in excess of earnings)	Distribution in excess of earnings per unit
Forecast as of April 15, 2008	15,628 yen	–
Revised forecast as of October 10, 2008	15,312 yen	–
Amount of Increase/Decrease	-316 yen	–
Percentage Decrease	-2.0%	–

The forward-looking statements, including outlook of performance forecast, described in this material are based on currently available information and certain assumptions JRF recognizes as reasonable. Actual results may differ materially due to various factors. The forecast does not represent any guarantee of the distribution amount.

About JRF: Japan Retail Fund Investment Corporation ("JRF") is the third listed Japanese Real Estate Investment Trust and the first J-REIT to focus exclusively on retail properties. As of the date of this release, JRF owns 49 properties containing approximately 2.6 million square meters of leasable space. Please refer to our website at http://www.jrf-reit.com/english/index.html for further details.

Contacts: For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Fuminori Imanishi (Telephone Number: 81-3-5293-7080), Head of Retail Division at Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund.

Investor Relations: Telephone Number: 81-3-5293-7081

Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953)
News Release – October 15, 2008

Notice Concerning Debt Refinancing

Japan Retail Fund Investment Corporation (TSE: 8953) announced today that it will refinance as a portion of its short-term debt outlined below.

1. Money to be borrowed

(1) Reasons for borrowing money

To refinance existing short-term debt

(2) Description of borrowing

Lender	Amount Outstanding	Interest Rate (Note 1)	Scheduled date of borrowing	Method of borrowing and repaying the principal (Note2)	Repayment date (Note2)
Mizuho Corporate Bank, Ltd.	5,000 (millions of yen)	1.10693% (October 17, 2008~ December 30, 2008)	October 17, 2008	Unsecured and unguaranteed To be repaid in a lump sum on the repayment date	October 16, 2009

(Note 1) Interest rates for the period commencing December 31, 2008 will be determined on December 26, 2008.

(Note 2) Interest payments are due in December 2008, March, June, September 2009 and on the principal repayment date, and principal repayment (or partial repayment) can be made on the interest payment due dates.

2. Status of interest-bearing debt

(Unit: million yen)

	Before refinance	After refinance	Variation
Short-term borrowing	96,275	96,275	±0
Commercial Paper	25,000	25,000	0
Sum of short-term interest-bearing debt	121,275	121.275	±0
Long-term borrowing (Note 1)	23,400	23,400	0
Corporate bond	100,000	100,000	0
Sum of long-term interest bearing debt	123,400	123,400	0
Sum of borrowing and corporate bonds	244,875	244,675	±0

(Note 1) The amount of 5,000 million yen as long-term debt due within one year is included.

(Note 2) The above table does not include the rental deposits and guaranteed deposits, which are obligations to tenants, totaling approximately 82,000 million yen.

About JRF: Japan Retail Fund Investment Corporation ("JRF") is the third listed Japanese Real Estate Investment Trust and the first J-REIT to focus exclusively on retail properties. As of the date of this release, JRF owns 49 properties containing approximately 2.6 million square meters of leasable space.

Please refer to our website at http://www.jrf-reit.com/english/index.html for further details.

Contacts: For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Fuminori Imanishi (Telephone Number: 81-3-5293-7080), Head of Retail Division at Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund.

Investor Relations: Telephone Number: 81-3-5293-7081

This translation is for informational purposes only, and the Japanese language release should be referred to as the original.

Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953)
News Release – October 29, 2008

Notice Concerning Debt Refinancing

Japan Retail Fund Investment Corporation (TSE: 8953) announced today that it will refinance as a portion of its short-term debt outlined below.

1. Money to be borrowed

(1) Reasons for borrowing money

To refinance existing short-term debt

(2) Description of borrowing

Lender	Amount Outstanding	Interest Rate (Note 1)	Scheduled date of borrowing	Method of borrowing and repaying the principal (Note2)	Repayment date (Note2)
The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mitsubishi UFJ Trust and Banking Corporation The Sumitomo Trust & Banking Co., Ltd.	8,000 (millions of yen)	1.16417% (October 31, 2008~ December 30, 2008)	October 31, 2008	Unsecured and unguaranteed To be repaid in a lump sum on the repayment date	October 31, 2009

(Note 1) Interest rates for the period commencing December 31, 2008 will be determined on December 26, 2008.
(Note 2) Interest payments are due in December 2008, March, June, September 2009 and on the principal repayment date, and principal repayment (or partial repayment) can be made on the interest payment due dates.

2. Status of interest-bearing debt

(Unit: million yen)

	Before refinance	After refinance	Variation
Short-term borrowing	96,275	96,275	±0
Commercial Paper	25,000	25,000	0
Sum of short-term interest-bearing debt	121,275	121,275	±0
Long-term borrowing (Note 1)	23,400	23,400	0
Corporate bond	100,000	100,000	0
Sum of long-term interest bearing debt	123,400	123,400	0
Sum of borrowing and corporate bonds	244,675	244,675	±0

(Note 1) The amount of 5,000 million yen as long-term debt due within one year is included.
(Note 2) The above table does not include the rental deposits and guaranteed deposits, which are obligations to tenants, totaling approximately 61,000 million yen.

About JRF: Japan Retail Fund Investment Corporation ("JRF") is the third listed Japanese Real Estate Investment Trust and the first J-REIT to focus exclusively on retail properties. As of the date of this release, JRF owns 49 properties containing approximately 2.6 million square meters of leasable space. Please refer to our website at http://www.jrf-reit.com/english/index.html for further details.

Contacts: For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Fuminori Imanishi (Telephone Number: 81-3-5293-7080), Head of Retail Division at Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund.

Investor Relations: Telephona Number: 81-3-5293-7081

This translation is for informational purposes only, and the Japanese language release should be referred to as the original.

Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953)
News Release – October 31, 2008

Japan Retail Fund Investment Corporation Reaches Reconciliation with Daiei at Higashi-Totsuka Aurora City

Japan Retail Fund Investment Corporation ("JRF") (TSE:8953) announced that legal reconciliation was reached today with The Daiei, Inc. (hereinafter "Daiei"), a tenant of Higashi-Totsuka Aurora City owned by JRF, at the Tokyo High Court as described below. The reconciliation based on the agreement that was announced in JRF's press release dated October 10, 2008.

With the legal agreement reached today, all lawsuits between JRF and Daiei concerning the rent at Higashi-Totsuka Aurora City have been resolved.

JRF prepared its forecasts for the fiscal period ending February 2009 (the 14th fiscal period), as disclosed on October 15, 2008, on the premise that the reconciliation would be reached at the Tokyo High Court after the reconciliation agreement was concluded between the two parties. Thus, JRF will not change any of its forecasts.

About JRF: Japan Retail Fund Investment Corporation ("JRF") is the third listed Japanese Real Estate Investment Trust and the first J-REIT to focus exclusively on retail properties. As of the date of this release, JRF owns 49 properties containing approximately 2.6 million square meters of leasable space. Please refer to our website at http://www.jrf-reit.com/english/index.html for further details.

Contacts: For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Fuminori Imanishi (Telephone Number: 81-3-5293-7080), Head of Retail Division at Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund.

Investor Relations: Telephone Number: 81-3-5293-7081

Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953)

News Release – November 19, 2008

Japan Retail Fund Investment Corporation to Change the Acquisition Date and Property Name for Retail Property in Sapporo, Hokkaido

Japan Retail Fund Investment Corporation ("JRF") (TSE: 8953) announced the change of the acquisition date and property name for Cheers Sapporo (tentative name) from that announced in a previous press release dated July 2, 2007. The acquisition, originally planned for December 2008 after signing the sale and purchase agreement on July 3, 2007, was changed to March 2009 upon consultation with the seller due to change of the floor plan and subsequent need for interior finishing work. The property name has been finalized and thus changed from its tentative name to G DINING SAPPORO. The change of the acquisition date is not expected to have a material impact on JRF's operations and thus no change will be made to JRF's performance forecasts for the fiscal period ending in February 2009.

About JRF: Japan Retail Fund Investment Corporation ("JRF") is the third listed Japanese Real Estate Investment Trust and the first J-REIT to focus exclusively on retail properties. As of the date of this release, JRF owns 49 properties containing approximately 2.6 million square meters of leasable space. Please refer to our website at http://www.jrf-reit.com/english/index.html for further details.

Contacts: For further information relating to this press release as well as JRF and its Asset Manager, please feel free to contact Mr. Fuminori Imanishi (Telephone Number: 81-3-5293-7081), Head of Retail Division at Mitsubishi Corp.-UBS Realty Inc., Asset Manager for JRF.

Investor Relations: Telephone Number: 81-3-5293-7081

Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953)
News Release – November 26, 2008

Notice Concerning Debt Refinancing

Japan Retail Fund Investment Corporation (TSE: 8953) announced today that it will refinance as a portion of its short-term debt outlined below.

1. Money to be borrowed
   (1) Reasons for borrowing money
   To refinance existing short-term debt

   (2) Description of borrowing

Lender	Amount Outstanding	Interest Rate (Note 1)	Scheduled date of borrowing	Method of borrowing and repaying the principal (Note2)	Repayment date (Note2)
Sumitomo Mitsui Banking Corporation	2,530 (millions of yen)	1.11250% (November 28, 2008～ December 30, 2008)	November 28, 2008	Unsecured and unguaranteed To be repaid in a lump sum on the repayment date	November 27, 2009

(Note 1) Interest rates for the period commencing December 31, 2008 will be determined on December 26, 2008.
(Note 2) Interest payments are due in December 2008, March, June, September 2009 and on the principal repayment date, and principal repayment (or partial repayment) can be made on the interest payment due dates.

2. Status of interest-bearing debt

(Unit: million yen)

	Before refinance	After refinance	Variation
Short-term borrowing	96,275	96,275	±0
Commercial Paper	25,000	25,000	0
Sum of short-term interest-bearing debt	121,275	121,275	±0
Long-term borrowing (Note 1)	23,400	23,400	0
Corporate bond	100,000	100,000	0
Sum of long-term interest-bearing debt	123,400	123,400	0
Sum of borrowing and corporate bonds	244,675	244,675	±0

(Note 1) The amount of 5,000 million yen as long-term debt due within one year is included.
(Note 2) The above table does not include the rental deposits and guaranteed deposits, which are obligations to tenants, totaling approximately 81,000 million yen.

About JRF: Japan Retail Fund Investment Corporation ("JRF") is the third listed Japanese Real Estate Investment Trust and the first J-REIT to focus exclusively on retail properties. As of the date of this release, JRF owns 49 properties containing approximately 2.6 million square meters of leasable space. Please refer to our website at http://www.jrf-reit.com/english/index.html for further details.

Contacts: For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Fuminori Imanishi (Telephone Number: 81-3-5293-7080), Head of Retail Division at Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund.

Investor Relations: Telephone Number: 81-3-5293-7081

This translation is for informational purposes only, and the Japanese language release should be referred to as the original.

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